  Filed Pursuant to Rule 424(b)(4)
  Registration No. 333-261082
PROSPECTUS
10,000,000 Shares
COMMON STOCK

This is a public offering of shares of common stock of Certara, Inc. The selling stockholders are selling 10,000,000 shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.
Our common stock is listed and traded on The Nasdaq Global Select Market (“Nasdaq”) under the symbol “CERT.” On November 17 2021, the last reported sale price of our common stock on Nasdaq was $36.01 per share.
We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 19 of this prospectus and the risk factors in the documents incorporated by reference in this prospectus.

	PER SHARE	TOTAL
Public offering price	$31.000	$310,000,000
Underwriting discount(1)	$1.259	$12,590,000
Proceeds, before expenses, to the selling stockholders	$29.741	$297,410,000

(1)
See “Underwriting” for a description of the compensation payable to the underwriters.

The selling stockholders have granted the underwriters an option exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 1,500,000 shares from the selling stockholders at the public offering price less the underwriting discount.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The shares will be ready for delivery on or about November 22, 2021.

Jefferies	Morgan Stanley	BofA Securities
Barclays	William Blair	Baird	Capital One Securities
The date of this prospectus is November 17, 2021.

CERTARA

1,650+
customers across 61 countries using our end-to-end platform

17%
increase in revenue from 2019 to 2020

10+
year average tenure for our top 30 customers

4
biosimulation software platforms

17
regulatory agencies utilizing our biosimulation software

~350
employees with PhDs, PharmDs & MDs

200+
regulatory submissions in past 4 years

You should rely only on the information contained in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus we may authorize to be delivered or made available to you. We, the selling stockholders and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus, any amendment or supplement to this prospectus or any free writing prospectuses prepared by us or on our behalf. We, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus, any amendment or supplement to this prospectus or any applicable free writing prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus, any amendment or supplement to this prospectus or any applicable free writing prospectus is current only as of its date, regardless of the time of delivery of this prospectus, any amendment or supplement to this prospectus or any applicable free writing prospectus or any sale of the shares. Our business, financial condition, results of operations and prospects may have changed since such date.
For investors outside the United States: We, the selling stockholders and the underwriters have not done anything that would permit a public offering of the shares of our common stock or possession or distribution of this prospectus, any amendment or supplement to this prospectus or any applicable free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus, any amendment or supplement to this prospectus or any applicable free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus, any amendment or supplement to this prospectus or any applicable free writing prospectus outside of the United States.

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Trademarks and Service Marks
The Certara design logo, “Certara,” and our other registered or common law trademarks, service marks or trade names contained herein or incorporated by reference are our property. Solely for convenience, we may refer to trademarks, tradenames, and service marks in this prospectus and in the information incorporated by reference without the ®, TM, and SM symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, tradenames, and service marks. This prospectus contains additional trademarks, tradenames, and service marks of other companies that are the property of their respective owners. We do not intend our use or display of other companies’ trademarks, trade names or service marks to imply relationships with, or endorsement or sponsorship of us by, these other companies.
Industry and Market Data
Market data used throughout this prospectus and in the information incorporated by reference is based on management’s knowledge of the industry and the good faith estimates of management. All of management’s estimates presented and incorporated by reference herein are based on industry sources, including analyst reports and management’s knowledge. We also relied, to the extent available, upon management’s review of independent industry surveys and publications prepared by a number of sources and other publicly available information. We are responsible for all of the disclosure in this prospectus and the information incorporated by reference herein and while we believe that each of the publications, studies and surveys used throughout this prospectus and the information incorporated by reference are prepared by reputable sources and are generally reliable, we have not independently verified market and industry data from third-party sources. All of the market data used in this prospectus and the information incorporated by reference involves a number of assumptions and limitations and therefore is inherently uncertain and imprecise, and you are cautioned not to give undue weight to such estimates. Projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” in this prospectus and our Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (our “Annual Report”). These and other factors could cause results to differ materially from those expressed in our estimates and beliefs and in the estimates prepared by independent parties.
Basis of Presentation
Unless otherwise indicated or the context otherwise requires, references in this prospectus to the term:
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“2020 Incentive Plan” means the Certara, Inc. 2020 Incentive Plan;

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“ACV” means annual customer value in revenue;

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“Arsenal” means those certain investment funds of Arsenal Capital Partners and its affiliates;

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“CAGR” means compound annual growth rate;

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“Compensation Committee” means the Compensation Committee of Certara, Inc.;

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“Credit Agreement” means the credit agreement, dated as of July 15, 2017, among certain of our wholly-owned subsidiaries, as borrowers (collectively, the “Borrowers”), and the lenders thereunder, as amended;

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“DGCL” means the Delaware General Corporation Law, as amended;

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“EMA” means the European Medicines Agency;

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“EQT” means those certain investment funds of EQT AB and its affiliates;

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“EQT Investor” means EQT Avatar Parent L.P., an affiliate of EQT;

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“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended;

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“FDA” means the U.S. Food and Drug Administration;

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“GAAP” means U.S. generally accepted accounting principles;

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“in vivo” means trials, studies, or experiments conducted on living organisms, including humans and animals;

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“JOBS Act” means the U.S. Jumpstart Our Business Startups Act of 2012, as amended;

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“NMPA” means the National Medical Products Administration of China;

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“NOLs” means net operating losses;

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“PD” means pharmacodynamic;

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“PK” means pharmacokinetic;

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“PMDA” means the Pharmaceuticals and Medical Devices Agency of Japan;

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“QSP” means quantitative systems pharmacology;

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“QSTS” means quantitative systems toxicology and safety;

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“R&D” means research and development;

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“Securities Act” means the Securities Act of 1933, as amended;

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“SaaS” means software as a service;

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“SEC” means the U.S. Securities and Exchange Commission;

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“SOX” means the U.S. Sarbanes-Oxley Act of 2002, as amended;

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“TAM” means our total addressable market; and

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“underwriters” means the firms listed on the cover page of this prospectus.

For ease of reference, we have repeated definitions for certain of these terms in other portions of the body of this prospectus. All such definitions conform to the definitions set forth above.
Where You Can Find Additional Information
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement and its exhibits and schedules.
We file reports and other information with the SEC. Our SEC filings are available to the public at the SEC’s website at http://www.sec.gov as well as the Certara Investor Relations website at https://ir.certara.com/; however, information on, or accessible through, our website is not part of this prospectus.
Incorporation by Reference
The rules of the SEC allow us to incorporate by reference information we file with the SEC. This means that we are disclosing important information to you by referring to other documents. The information incorporated by reference is considered to be part of this prospectus. To the extent there are inconsistencies between the information contained in this prospectus and the information contained in the documents filed with the SEC prior to the date of this prospectus and incorporated by reference, the information in this prospectus shall be deemed to supersede the information in such incorporated documents. We incorporate by reference the documents listed below (other than any portions thereof, which under the Exchange Act, and applicable SEC rules, are not deemed “filed” under the Exchange Act):
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our Annual Report on Form 10-K for the fiscal year ended December 31, 2020, filed on March 15, 2021;

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our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2021, June 30, 2021 and September 30, 2021, filed on May 7, 2021, August 6, 2021 and November 9, 2021, respectively; and

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our Current Reports on Form 8-K filed on May 20, 2021, June 14, 2021, June 22, 2021, July 15, 2021, August 5, 2021 and October 4, 2021 (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless expressly stated otherwise therein).

If we have incorporated by reference any statement or information in this prospectus and we subsequently modify that statement or information with information contained in this prospectus, the statement or information previously incorporated in this prospectus is also modified or superseded in the same manner.
We will provide without charge to each person to whom a copy of this prospectus has been delivered, a copy of any and all of these filings. You may request a copy of these filings by writing to us at:
Investor Relations
100 Overlook Center, Suite 101
Princeton, NJ 08540
e-mail: ir@certara.com
Exhibits to any documents incorporated by reference in this prospectus will not be sent, however, unless those exhibits have been specifically referenced in this prospectus.

PROSPECTUS SUMMARY
This prospectus summary highlights selected information contained or incorporated by reference in this prospectus and may not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read the entire prospectus, including the information incorporated by reference. For a more complete understanding of our company and this offering and before making any investment decision, you should read this entire prospectus and the information incorporated by reference, including the “Risk Factors” section of this prospectus and the “Risk Factors” section in our Annual Report.
Our Company
We accelerate medicines to patients using biosimulation software and technology to transform traditional drug discovery and development.
Biosimulation is a powerful technology used to conduct virtual trials using virtual patients to better understand how drugs behave in different individuals. Biopharmaceutical companies use our proprietary biosimulation software throughout drug discovery and development to inform critical decisions that not only save significant time and money but also advance drug safety and efficacy, improving millions of lives each year.
As a global leader in biosimulation based on 2020 revenue, we provide an integrated, end-to-end platform used by more than 1,650 biopharmaceutical companies and academic institutions across 61 countries, including all of the top 35 biopharmaceutical companies by R&D spend in 2019. Since 2014, customers who use our biosimulation software and technology-enabled services have received over 90% of all new drug approvals by the U.S. Food and Drug Administration (“FDA”). Moreover, 17 global regulatory authorities license our biosimulation software to independently analyze, verify, and review regulatory submissions, including the FDA, Europe’s European Medicines Agency (“EMA”), Health Canada, Japan’s Pharmaceuticals and Medical Devices Agency (“PMDA”), and China’s National Medical Products Administration (“NMPA”). Demand for our offerings continues to expand rapidly.
While traditional drug development has led to meaningful therapies, such as vaccines and chemotherapy, many patients still wait for life-saving medicines, which can take more than 10 years and $2 billion to bring to market. Change is necessary to continue delivering remarkable gains in human health at an accelerated pace. We, and many others in the biopharmaceutical industry, believe that biosimulation enables this change.
We build our biosimulation technology on first principles of biology, chemistry, and pharmacology with proprietary mathematical algorithms that model how medicines and diseases behave in the body. For over two decades, we have honed and validated our biosimulation technology with an abundance of data from scientific literature, lab research, and preclinical and clinical studies. In turn, our customers use biosimulation to conduct virtual trials to answer critical questions, such as: What will be the human response to a drug based on preclinical data? How will other drugs interfere with this new drug? What is a safe and efficacious dose for children, the elderly, or patients with pre-existing conditions? Virtual trials may be used to optimize dosing on populations that are otherwise difficult to study for ethical or logistical reasons, such as infants, pregnant women, the elderly, and cancer patients.
The benefits of biosimulation are significant. One of our customers, a top ten global biopharmaceutical company by R&D spend, estimated that they saved more than half a billion dollars over three years using biosimulation to inform key decisions. Biosimulation can reduce the size of and cost of human trials, the most expensive and time-consuming part of drug development, and in some cases, eliminate certain human trials completely. An analysis published on Applied Clinical Trials Online, to which we contributed, estimated that $1 billion was saved in clinical trial costs using biosimulation for a cancer drug due to consistently shorter completion times in the later phase clinical trials.
We develop and apply our biosimulation technology throughout drug discovery and development with what we believe to be the largest and best team of scientists with deep expertise in biosimulation. Our scientists are recognized key opinion leaders who are at the forefront of the science and technology underpinning the rapidly emerging biosimulation field. We have collaborated on more than 5,000 customer projects in the past decade in therapeutic areas ranging from cancer and hematology to diabetes and hundreds of rare diseases. Over the past 18 months, we have worked on more than 30 programs on vaccines and therapeutics to combat
COVID-19.
Biosimulation results need to be incorporated into regulatory documents for compelling submissions. Accordingly, we provide regulatory science solutions and integrate them with biosimulation, so that our customers can navigate the complex and evolving regulatory landscape and maximize their chances of approval. Our differentiated regulatory services are powered by submissions management software and natural language processing for scalability and speed, allowing us to deliver more than 200 regulatory submissions over the past four years. Our team of regulatory professionals has extensive experience applying industry guidelines and global regulatory requirements.
The final hurdle to delivering medicines to patients is market access, defined as strategies, processes, and activities to ensure that therapies are available to patients at the right price. We believe that biosimulation and market access will continue to be increasingly intertwined as healthcare systems and countries move toward outcomes-based pricing. We have recently expanded into technology-enabled market access solutions, which help our customers understand the real-world impact of therapies and dosing regimens earlier in the process and effectively communicate this to payors and health authorities. Our solutions are underpinned by technologies such as Bayesian statistical software and SaaS-based value communication tools.
We have a proven track record of steady growth, driven by higher adoption of biosimulation, expansion of our technology portfolio, strategic acquisitions, and cross-selling of biosimulation, regulatory science, and market access solutions across our end-to-end platform:
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From 2019 to 2020, our revenue increased by 17% from $208.5 million to $243.5 million.

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Our revenue increased by $31.9 million, or 18%, to $210.8 million for the nine months ended September 30, 2021 as compared to the same period in 2020.

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The number of customers with Annual Customer Value (“ACV”) of $100,000 or more in revenue increased from 228 in 2019 to 261 in 2020.

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The number of customers with ACV of $1,000,000 or more in revenue increased from 44 in 2019 to 53 in 2020.

We believe that biosimulation is at an inflection point, driven by increasing global regulatory adoption and advancements in technology. We believe we are well-positioned to capture the significant market opportunity ahead of us. Our growth strategy is to build out the depth and breadth of our scalable, end-to-end biopharmaceutical platform to advance all stages of the continuum, from discovery and development to regulatory submission and market access. We continue to innovate and introduce new functionality and uses of biosimulation and technology-enabled solutions. We increasingly integrate the science and data we obtain across this end-to-end platform to inform critical decisions. We further reduce the cost and time of human trials to materially accelerate the speed of development and availability of therapies to patients worldwide. As exciting, new research areas arise, we attract and hire specialized talent and acquire businesses to expand our offerings to address these market opportunities.
With continued innovation in and adoption of our biosimulation software and technology-enabled services, we believe more biopharmaceutical companies worldwide will leverage more of our end-to-end platform to reduce cost, accelerate speed to market, and ensure safety and efficacy of medicines for all patients.
Our Markets
We believe our addressable market within the biopharmaceutical industry is large and rapidly expanding. The current total addressable market (“TAM”) for our solutions represents an estimated $11.6 billion today and is expected to grow at a compound annual growth rate (“CAGR”) of approximately 12% to 15% annually over the next five years. Our TAM estimate includes the biosimulation market estimated at $2.4 billion, which is estimated to grow at 15% CAGR over such period according to Grand View Research; the regulatory science market estimated at $7.9 billion, which is estimated to grow at 12% CAGR over such period according to Grand View Research; and the market access market estimated at $1.3 billion, which is estimated to grow at 12% CAGR over such period according to SpendEdge. With increasing adoption of technology across all stages of drug discovery and development, we believe our end-to-end platform and growth strategies position us to further penetrate the rapidly growing technology-enabled biopharmaceutical R&D market of the future.
Traditional drug discovery and development is costly and prone to failure. The biopharmaceutical industry was estimated to have spent a total of approximately $188 billion in 2020 on R&D. It takes more than 10 years to bring a drug to market, and the cost has grown significantly in the past decade from $1.2 billion in 2010 to $2.0 billion in 2019. The probability of success of compounds entering Phase I trials is only 7%. With only 53% of Phase III drugs reaching the market, late-stage failures are common and especially painful as sponsors have already incurred significant cost and time. At the same time, scientific advances are driving increased complexity as the R&D pipeline shifts from small molecules to biologics and cell and gene therapies.
With greater investment dollars being spent and increasing competition in the race to develop novel medicines, the speed and efficiency with which drugs are developed and brought to market have never been more critical. As a result, the demand for and willingness to adopt innovative approaches to discovery, development, and commercialization are rapidly increasing. Continued development and innovation in software and technology such as biosimulation, virtual trials, and real-world evidence tools are helping biopharmaceutical companies increase efficiency and decrease costs. This is further supported by regulatory agencies that have increasingly issued guidance on the adoption of many of these innovations. As technology and analytics become increasingly powerful and the application of new solutions is validated, we anticipate this will drive further demand for these innovations. We believe we are still in the early stages of a long-term trend that will continue to advance traditional drug discovery and development into a technology-enabled era of advanced modeling and analytics.
In addition, as a result of the COVID-19 pandemic, we believe that the demand for innovative technology solutions in drug discovery and development is accelerating. Disruption of clinical trials during the pandemic has highlighted some of the limitations of human trials and is expected to drive increased utilization of technology during and after the pandemic. Sponsors, regulators, and their partners have adopted a number of technology-driven solutions and procedures, which we believe they will continue to utilize and benefit from in the post-COVID-19 environment. Moving forward, we believe there will be an increase in adoption of software and technology-enabled solutions as a means to proactively mitigate the future risks of disruptions to clinical trials. We believe that these trends will only serve to accelerate our market opportunity.
Role of Our Platform across the Stages of Drug Discovery and Development
Our core markets today include:
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Biosimulation:   Biosimulation is the mathematical modeling of biological processes and systems to simulate how a drug affects the body, how the body affects the drug, how potential doses will affect different patient groups, and how patients will respond under various clinical scenarios. Biosimulation informs every stage of the drug discovery and development process and brings value through:

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Identifying potential winners and losers at an earlier stage and allowing programs to “fail faster;”

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Streamlining preclinical and clinical studies or eliminating certain ones altogether;

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Optimizing dosing for different populations for enhanced safety and efficacy; and

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Increasing probability of success and return on R&D, amongst others.

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Regulatory Science:   Regulatory science is the development and application of scientific methods, tools, and approaches to support regulatory and other policy objectives. Expert management of these processes is critical to drugs receiving regulatory approval and ultimately reaching patients and generating sales. Providers of regulatory technology and expertise drive significant value for biopharmaceutical companies through:

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Utilizing best-in-class technology to reduce time-intensive regulatory writing activities and the need for regulatory writing staff;

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Managing submission timelines and other requirements of global regulatory agencies;

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Generating clear, accurate applications and submissions; and

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Developing comprehensive global regulatory strategies, amongst others.

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Market Access:   To achieve commercial access, sponsors must assess, optimize and persuasively communicate the value of a new therapy, both therapeutic and economic, that stakeholders such as payors and health care providers will accept and act on. Market access services, including real-world evidence and health economics outcomes research, generate value by:

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Creating cost and comparative effectiveness models to support pricing and payor reimbursement;

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Analyzing payor needs and using economic models to develop contracting strategies that optimize value; and

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Collecting and analyzing real-world data for use in market and payor communications, amongst others.

We believe that our end-to-end platform is well-positioned to continue benefiting from market trends. In addition to continued growth in our core markets, we expect to capture a broader share of overall biopharmaceutical R&D spend as we continue to innovate and add new solutions to our end-to-end platform.
Our Competitive Strengths
We compete by offering a broad and deep combination of industry-standard biosimulation software and technology-enabled services across all stages of the continuum, from discovery and development to regulatory approval and market access. We have cultivated the following competitive strengths for more than two decades:
Our Proprietary, Scalable Biosimulation Software
Our proprietary, scalable biosimulation software, built on first principles and including more than 9.3 million lines of code, integrates biosimulation models, scientific knowledge, and data, which we believe would require years of effort, immense resources, and scarce expertise to duplicate. Our versatile biosimulation software is deployed to public and private cloud networks, on-premises, and data centers. Scientists can run multiple simulation projects on a cloud compute platform or internal clusters. We protect our proprietary technology through intellectual property rights, including copyrights, patents, trade secrets, know-how, and trademarks.
Our Integrated End-to-End Platform
We have developed a differentiated, integrated end-to-end platform of software and technology-enabled services, powered by proprietary technology and unique talent, spanning discovery through market access. Our customers, facing declining R&D productivity and an increasingly complex regulatory and market access environment, seek trusted partners to accelerate their R&D programs and achieve regulatory and commercial success. Our integrated set of solutions uniquely positions us to be their first-choice partner. More than ninety percent of our top 50 customers by revenue use both our biosimulation solutions and regulatory and market access offerings.

Our Innovation Framework
We are at the forefront of innovation in biosimulation. Beyond our sustained R&D investment ($26.7 million or 11% of revenues in 2020), our innovation framework advances both incremental and breakthrough innovations in biosimulation to transform traditional drug discovery and development.
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Customer-Centricity:   Through our consortium model and approximately 1,000 biosimulation projects and workshops annually, we derive significant insights that inform the development of our biosimulation software. These insights help us to anticipate and align our technology roadmap with our customers’ needs and priorities.

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Regulatory Alignment:   As we continuously engage with regulators through our customers’ programs, training workshops, and attendance at FDA and other regulator meetings, we develop an in-depth understanding of how to align our biosimulation software and services to meet evolving regulatory expectations and requirements.

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Scalable Data Collection and Curation:   Using artificial intelligence and our scientific team, we have curated data from more than 8,500 clinical studies and 18,000 peer-reviewed manuscripts. We have created 25 different virtual patient populations, approximately 100 compound drug files, more than 50 clinical outcomes databases, and advanced mathematical models for ten organs.

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Scientific Research:   We work with our customers, a scientific advisory board of thought leaders, and more than 120 academic institutions to innovate bottom-up, mechanistic models of drug, disease, and human biology. Each mathematical equation or parameter estimation is based on up-to-date scientific knowledge and data. We use scientific literature, lab data, and our customers’ preclinical and clinical studies to refine, verify, and validate these models to ensure that they meet rigorous scientific and quality standards.

Our Trusted, Long-Term Customer and Regulatory Partnerships
We work continuously and closely with our customers to provide software and technology-enabled services from drug discovery and development to regulatory science and market access, applying biosimulation throughout the continuum to maximize R&D productivity and increase the probability of success. We have substantial repeat business and long-term partnerships. Our top 30 customers by revenue in 2020 have been with us for more than ten years on average. We are often favored by our customers for follow-on projects throughout a drug’s lifecycle, leveraging our early engagements in preclinical or Phase I to provide continuous support in later phases such as dose optimization for a Phase III study or a new drug application regulatory filing.
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Consortium Model with Biopharmaceutical Companies:   Our Simcyp Platform benefits from a unique business and customer collaboration model that we term a “consortium.” Established more than 20 years ago, our consortium model provides for intense and detailed customer input into software enhancements. This R&D feedback loop, driven by customer needs, results in ongoing advancement and incorporation of more scientific data that increases the value of our Simcyp Platform over time. Our consortium members, consisting of scientists from leading global biopharmaceutical companies, sign multi-year contracts and actively participate in consortium meetings, so that we continuously extend our scientific and commercial leadership.

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Long-Standing Regulatory Partnerships:   Seventeen regulatory agencies license our biosimulation software. In addition, our scientists are regularly invited by U.S., European, and Japanese regulatory agencies to teach and participate in their workshops. We have received four grants and a Cooperative Research and Development Agreement from the FDA as well as grants from six European organizations, including the EU Commission, to develop biosimulation models and conduct biosimulation analyses.

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Academic Centers of Excellence:   We work closely with the global academic community on research, publications, and training of the next generation of biopharmaceutical scientists. We have established nine Centers of Excellence worldwide, which use our biosimulation software in their courses and scientific research. Additionally, nearly 400 academic institutions worldwide license our biosimulation software.

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Certara University:   We recognize that education in the theory and practice of biosimulation is pivotal to adoption and achieving the benefits of biosimulation. Certara University provides in-person and online training on biosimulation and the use of our biosimulation software to more than 4,500 scientists in the past three years.

The Deep Expertise of Our People and Our Culture of Innovation
We are led by a diverse, global, and talented team of scientists, software engineers, and subject matter experts who not only advance our technology but also seek to understand and tackle our customers’ greatest challenges. Over the last decade, we have worked on more than 5,000 customer projects, leading to extensive experience, which our customers highly value. As of September 30, 2021, 346 of our employees held PhD, PharmD, or MD degrees. Our team of software engineers and technologists excels at applying computer science, engineering, and scientific and mathematical principles in designing and developing complex software with consistent execution. World-leading experts in biosimulation, drug discovery and development, software development, regulatory science, and market access work and thrive at Certara.
Our global executive management team brings together extensive experience in science, technology, and business. Sharing core values of dedication, quality, and respect, the executive management team is focused on fostering our passion for science and growing our culture of innovation, excellence, collaboration, and customer-centricity as well as delivering exceptional performance.
Our Growth Strategy
Our growth strategy is to build upon our scalable, end-to-end platform. We continue to innovate in biosimulation, engage with regulatory agencies, and land and expand our customer partnerships. We remain focused on reducing the cost, time, and probability of failure of clinical trials for our customers, so that they can materially accelerate the availability of future therapies that are needed by patients worldwide. As exciting, new research areas arise, such as cell and gene therapy, we attract and hire specialized talent and acquire businesses to expand our offerings accordingly.
Advance Our Technology
The science, technology, and data behind biosimulation continue to advance rapidly, and our top investment priority is to develop additional functionality and uses for biosimulation to improve patient outcomes. We release new software, additional features, and upgrades on a frequent and regular basis. In the past two calendar years, we have introduced more than 10 new software applications and upgrades, including D360 Biologics Scientific Informatics, Simcyp Immuno-oncology Quantitative Systems Pharmacology (“QSP”), and COVID-19 Quantitative Systems Pharmacology.
We are investing in three major areas to elevate our technology:
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Spearheading the Frontier of QSP and Toxicology, an emerging approach with enormous potential for industry-wide transformation to optimize decisions in both drug discovery and development. In addition to QSP for immunogenicity, immuno-oncology, and COVID-19, we are ramping up our QSP platform for neurodegenerative diseases, such as Alzheimer’s and Parkinson’s, and for quantitative systems toxicology and safety (“QSTS”). Neuroscience is expected to have the most growth in QSP modeling over the next several years, followed by oncology and autoimmune disorders. All of our mechanistic simulators communicate seamlessly with each other, which is a major advantage for complex drug discovery and development programs;

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Continuing to Develop Cloud-Based Solutions, such as Certara Integral Data Repository, CODEx Clinical Outcomes Databases, and BaseCase Value Communication Software, which enhance computing scalability, significantly reduce maintenance time and cost, and promote access, collaboration and mobility. This also allows us to easily deliver new features and explore new business models; and

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Architecting an Ecosystem of Interconnected Software Applications to facilitate seamless workflows and sharing of data across the drug discovery and development continuum for efficiency and speed.

Grow Within Our Existing Customers
As we continue to expand our portfolio of offerings, we integrate our solutions and sell more across our end-to-end platform. Our scientists and regulatory and market access experts, business developers, marketing professionals, and business leaders work together to ensure a high-quality customer experience and nurture long-term partnerships. As a result, our customer relationships grow steadily over time, driven by higher adoption of biosimulation with additional user licenses and more modules.

We also cross-sell our software and technology-enabled services throughout our end-to-end platform. Many of our customers who use biosimulation also rely on us for regulatory strategy, writing, and submissions support, including the majority of our top 50 customers. The number of customers with annual customer value of $100,000 or more in revenue increased from 228 in 2019 to 261 in 2020, a 14% increase. The success of our land and expand approach is further demonstrated by our high re-occurring revenue streams with an aggregate renewal rate of 90% for our software customers from 2019 to 2020 and net revenue repeat rate (defined as the level of technology-enabled services revenue generated from our existing customers from period to period, accounting for expansion and churn) of 116% for our technology-enabled services customers from 2019 to 2020.
Expand Our Customer Base Globally
We are growing our footprint globally to match that of the biopharmaceutical industry. There are more than 4,800 biopharmaceutical companies worldwide with active R&D pipelines, up from nearly 2,400 in 2011, according to Informa’s Pharma R&D Annual Review 2020. Informa also estimates that the R&D pipeline encompasses approximately 18,000 drug programs in 2020. As drug discovery and development in Asia Pacific grows, we are investing heavily to expand our presence in the region to work with these customers where they are, just as we already have in North America, Europe and Japan. We continue to build our sales and marketing capabilities and capacity to expand our global reach. In October 2020, we opened an office in Shanghai, China.
Scale Through Acquisitions
Biosimulation is an exciting technology with many promising, future developments, and we believe there are numerous opportunities to pursue strategic acquisitions to accelerate our development roadmap. We have a proven record of successfully acquiring and integrating software and services companies. To date, we have acquired 15 companies of which ten included software or technology such as Simcyp, the core of our mechanistic biosimulation platform, and Xenologiq, which jumpstarted our biosimulation initiative using QSP. As we build out the depth and breadth of our biosimulation platform, we continually seek and assess a range of highly focused opportunities in our immediately addressable market and in related adjacent markets, whether through acquisitions, licenses, or partnerships.
Inspire Our People
Our people, more than 1,000 strong, are the key to our success. The diversity and depth of expertise, experience, and backgrounds in our vibrant community bring richness of ideas, problem-solving capabilities, and mutual respect. We are dedicated to attracting, retaining, and growing leading scientists and experts who are passionate about developing medicines that matter. We strive to encourage intellectual curiosity and offer a myriad of professional development opportunities. We continue to invest in our people to help them thrive and solidify our position as an employer of choice in our industry.
The Certara End-to-End Platform
We provide both software and technology-enabled services to enable customers to realize the full benefits of biosimulation in drug discovery, preclinical and clinical research, regulatory submission, and market access. Our software is primarily subscription-based with licenses ranging from one to three years.

Certara End-to-end Platform
Software
Our software, utilized by more than 20,000 licensed users in biosimulation and 28,000 more in regulatory and market access, addresses six main applications: 1) mechanistic biosimulation; 2) empirical pharmacokinetic and pharmacodynamic biosimulation; 3) scientific informatics; 4) clinical outcomes databases for biosimulation; 5) authoring and management of regulatory submissions; and 6) market access communication. We deploy our software to customers on public and private cloud networks, on-premises, and in data centers.
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Mechanistic Biosimulation Platform (Simcyp):   Mechanistic biosimulation predicts both how a drug is handled within the body (known as “pharmacokinetics” or “PK”) and drug effect (known as “pharmacodynamics” or “PD”), without the need for actual in vivo human or animal studies. Seventeen of the top 20 biopharmaceutical companies by R&D spend in 2019 licensed Simcyp. Simcyp includes three main modules:

▪
Physiologically-based pharmacokinetic (“PBPK”) modeling and simulation:   Our industry-standard Simcyp PBPK Simulator includes a whole-body model to run virtual “what if?” scenarios without human clinical studies. One benefit is understanding how dosing should be adjusted for special populations such as children or the elderly. A second is to identify potential drug-drug interactions so they can be included on drug labels to make the product safer. Simcyp is used by 11 regulatory agencies to evaluate submissions.

▪
Quantitative systems pharmacology:   A rapidly growing field in biosimulation, QSP combines computational modeling and vast amounts of ‘omics (e.g., genomics, proteomics, metabolomics) data to predict clinical efficacy outcomes for novel targets, drug modalities, and combination therapies. By using QSP to understand the physiological mechanisms driving efficacy, customers can terminate unpromising discovery programs earlier, and promote stronger candidates to clinical testing, thus reducing costly late-stage failures. Once marketed, the same physiological knowledge can differentiate launch messaging, helping the drug to stand out from the competition.

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Quantitative systems toxicology and safety:   QSTS integrates toxicology with quantitative analysis of large networks of molecular and functional biological changes to identify drug toxicity and adverse drug reactions earlier.

Our Simcyp Platform has generated results that inform approximately 250 label claims for more than 80 drugs. Had customers attempted to acquire the same information through conventional human trials, we believe they would have faced millions in additional costs and significant launch delays, given that clinical trials are estimated to take 1 to 2.5 years on average and cost many millions of dollars, according to Nature Reviews Drug Discovery.
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Empirical PK/PD Biosimulation Platform (Phoenix):   Once our customers have empirical data from their actual trials assessing drug dissolution, blood concentration, and effect, they must interpret the data and make interpolations and extrapolations to inform dosing, handling of drug-drug interactions, and formulation decisions for subsequent trials and for patient use after launch. Phoenix includes multiple modules for the full empirical biosimulation workflow including conventional and biosimulation-driven interpretation (WinNonlin, NLME, and IVIVC), and related workflow modules for validated data handling, model management, and regulatory reporting (PK Submit, Certara Integral, Validation Suites). Customers benefit by gaining a validated, streamlined workflow for reporting their clinical pharmacology information to the FDA and other agencies. Furthermore, customers can be confident they are using the same tools used by regulators to evaluate their products.
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Data Standardization and Compliance Software (Pinnacle 21 Enterprise):   Pinnacle 21 Enterprise helps to ensure that submission data is compliant with regulatory standards, which helps to enable a more efficient review process. Data standards are complex and increasingly challenging to adhere to as the volume of data in clinical trials continues to grow. Pinnacle 21 Enterprise creates consistent, compliant, and high-quality datasets that reduce the risk of costly regulatory delays, while accelerating the speed and efficiency of developing and bringing drugs to market. It is the same tool used by the FDA and Japan’s PMDA to review the quality of submissions.

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Scientific Informatics Platform (D360):   D360 provides customers with self-service access and analytics to manage their small molecule and biologics discovery projects. The platform includes chemical structure search capabilities for structure-activity relationship analysis, molecular design tools and visualization solutions. The product connects seamlessly with biology and chemistry data systems from third-party companies, without extensive IT setup and maintenance. We estimate that more than 6,000 discovery research scientists worldwide use D360.

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Clinical Outcomes Databases for Biosimulation (CODEx):   Our customers license our 50+ proprietary CODEx databases in a range of disease areas for meta-analysis of a new drug’s safety and efficacy in relation to competitive products. The databases cover nearly 10,000 clinical trials and observational studies and are accessible via an online portal with analytical and visualization tools. In 2020, we introduced a new CODEx database for COVID-19.

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Authoring and Management of Regulatory Submissions Platform (GlobalSubmit):   Our customers license our advanced, cloud-based electronic common technical document (“eCTD”) software for publishing, review, validation, and electronic filing of regulatory submissions.

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Market Access Communication Platform (BaseCase):   We license a cloud-based SaaS platform for drag-and-drop visualization of biosimulation results and other complex data. Customers use our software to communicate the value of a new therapy to payors and providers to gain formulary acceptance and reimbursement.

Technology-Enabled Services
Our technology-enabled, biosimulation services help customers who do not have staff capability or availability to gain the benefits of biosimulation. We also provide related, technology-enabled services to guide our customers’ new drugs through the regulatory submission process and into the market. Our technology-enabled services include integrated drug development services include mechanistic biosimulation, empirical biosimulation, drug development and regulatory writing and medical communications, regulatory operations, and market access. Regulatory agencies promote and endorse the use of biosimulation in drug development as “model informed drug discovery and development,” which integrates our software and technology-enabled services to inform key decisions during drug discovery, development, approval, and subsequent market access.
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Mechanistic Biosimulation:   We utilize our Simcyp Platform for predicting PK to determine first-in-human dose selection, design more efficient and effective clinical studies, evaluate new drug formulations, and predict drug-drug interactions. We use our QSP and QSTS software to advise customers on target selection and ranking and strategies for avoiding toxicities.

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Empirical Biosimulation:   We use our Phoenix Platform and other tools to provide a wide range of quantitative biosimulation approaches such as non-compartmental analysis, PK/PD modeling, and population PK/PD analyses.

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Drug Development and Regulatory Strategy:   We develop and deliver drug development and regulatory plans and provide high-level regulatory input to customer projects, incorporating biosimulation and supporting decision making through critical development and investment stage gates.

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Clinical Pharmacology:   We provide early-phase development plans and study designs across the development life cycle, often incorporating biosimulation. We use clinical pharmacology gap analysis and modeling to anticipate and manage development risks.

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Model-Based Meta-Analysis:   We utilize curated clinical trial data from our CODEx clinical outcomes database platform together with model-based meta-analysis to assess a new drug’s safety and efficacy in relation to competitive products.

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Regulatory Writing and Medical Communications:   We support submissions from early-stage investigational new drugs to late-stage new drug applications, biologics license applications, and market authorization applications, by writing regulatory documents such as clinical study protocols/reports, safety submissions, and other summary documents for submission to the FDA and global regulatory authorities. We manage technical editing including transparency and disclosure services to ensure that our customers’ regulatory documents are “filing-ready.” Our team also offers advanced publication planning and writing support for scientific and medical publications. We deploy natural language processing software and other technology to enable efficient and scalable document creation.

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Regulatory Operations:   We manage the submission of regulatory documents using our GlobalSubmit platform. Our submission management services include submission leadership, program management and planning, due diligence and readiness preparation, submission compilation, and eCTD publishing. We support applications to all major health agencies, including the FDA, Europe’s EMA, Health Canada, Japan’s PMDA, and China’s NMPA.

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Market Access:   We assist customers in demonstrating the value of new drugs and health technologies to payors and other stakeholders to support their efforts in securing reimbursement and access in global markets. These services include conducting real-world evidence and health economics outcomes research, delivering value and access consultancy solutions, creating cost and comparative effectiveness models to support pricing and payor reimbursement, and collecting and analyzing real world data for use in market and payor communications. We use our proprietary technology called the Health Outcomes Performance Estimator (HOPE), based on a Bayesian engine, that translates clinical trial findings and population health knowledge into expected real-world impact.

Summary of Risk Factors
Investing in our common stock involves a high degree of risk. You should carefully consider these risks before investing in our common stock, including the risks related to our business and industry described under “Risk Factors” elsewhere in this prospectus and in our Annual Report. These risks include, among others, the following key risks:
▪
our ability to compete within our market;

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any deceleration in, or resistance to, the acceptance of model-informed biopharmaceutical discovery;

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changes or delays in government regulation relating to the biopharmaceutical industry;

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increasing competition, regulation and other cost pressures within the pharmaceutical and biotechnology industries;

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trends in R&D spending, the use of third parties by biopharmaceutical companies and a shift toward more R&D occurring at smaller biotechnology companies;

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consolidation within the biopharmaceutical industry;

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reduction in the use of our products by academic institutions;

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pricing pressures due to increased customer utilization of our products;

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our ability to successfully enter new markets, increase our customer base and expand our relationships with existing customers;

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the occurrence of natural disasters and epidemic diseases, such as the COVID-19 pandemic;

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any delays or defects in our release of new or enhanced software or other biosimulation tools, or in clinical trials due to the COVID-19 pandemic;

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failure of our existing customers to renew their software licenses or any delays or terminations of contracts or reductions in scope of work by our existing customers;

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our ability to accurately estimate costs associated with our fixed-fee contracts;

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our ability to retain key personnel or recruit additional qualified personnel;

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risks related to our contracts with government customers, including the ability of third parties to challenge our receipt of such contracts;

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our ability to sustain recent growth rates;

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any future acquisitions and our ability to successfully integrate such acquisitions, including our recent Pinnacle acquisition;

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the accuracy of our addressable market estimates;

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the length and unpredictability of our software and service sales cycles;

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our ability to successfully operate a global business;

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our ability to comply with applicable anti-corruption, trade compliance and economic sanctions laws and regulations;

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risks related to litigation against us;

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the adequacy of our insurance coverage and our ability to obtain adequate insurance coverage in the future;

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our ability to perform our services in accordance with contractual requirements, regulatory standards and ethical considerations;

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the loss of more than one of our major customers;

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our future capital needs;

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the ability or inability of our bookings to accurately predict our future revenue and our ability to realize the anticipated revenue reflected in our backlog;

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any disruption in the operations of the third-party providers who host our software solutions or any limitations on their capacity or interference with our use;

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our ability to reliably meet our data storage and management requirements, or the experience of any failures or interruptions in the delivery of our services over the internet;

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our ability to comply with the terms of any licenses governing our use of third-party open source software utilized in our software solutions;

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any breach of our security measures or unauthorized access to customer data;

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our ability to comply with applicable privacy and data security laws;

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our ability to adequately enforce or defend our ownership and use of our intellectual property and other proprietary rights;

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any allegations that we are infringing, misappropriating or otherwise violating a third party’s intellectual property rights;

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our ability to meet the obligations under our current or future indebtedness as they become due and have sufficient capital to operate our business and react to changes in the economy or industry;

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any limitations on our ability to pursue our business strategies due to restrictions under our current or future indebtedness or inability to comply with any restrictions under such indebtedness;

▪
any impairment of goodwill or other intangible assets;

▪
our ability to use our NOLs and R&D tax credit carryforwards to offset future taxable income;

▪
the accuracy of our estimates and judgments relating to our critical accounting policies and any changes in financial reporting standards or interpretations;

▪
any inability to design, implement and maintain effective internal controls when required by law;

▪
the costs and management time associated with operating as a publicly traded company; and

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the other factors discussed under “Risk Factors” in this prospectus and our Annual Report.

Our Sponsor
EQT is a purpose-driven global investment organization with more than €71 billion in assets under management across 27 active funds. EQT funds have portfolio companies in Europe, Asia-Pacific and the Americas with total sales of approximately €29 billion and more than 175,000 employees. EQT works with portfolio companies to achieve sustainable growth, operational excellence and market leadership. Over the last 20+ years, EQT has completed approximately 40 acquisitions in the healthcare sector, including current investments in Waystar, Galderma and WS Audiology and former investments in Aldevron, Press Ganey, CaridianBCT, BSN Medical and Clinical Innovations.
In August 2017, investment funds affiliated with EQT, together with certain other institutional and other investors, acquired a majority of the indirect equity interests in our Company from certain affiliates of Arsenal Capital Partners and other existing equityholders. After completion of this offering, such EQT investment funds and their affiliates will own, directly or indirectly, approximately 23.5% of our outstanding common stock, or approximately 22.7% if the underwriters exercise in full their option to purchase additional shares. We are party to a stockholders agreement with EQT, Arsenal and certain other stockholders that provides (i) affiliates of EQT with the right to nominate to our board of directors a number of nominees equal to (x) the total number of directors comprising our board of directors at such time, multiplied by (y) the percentage of our outstanding common stock held from time to time by such affiliates of EQT and (ii) affiliates of Arsenal with the right to nominate to our board of directors one nominee for so long as such affiliates collectively own at least 5% of our outstanding common stock. See “Certain Relationships and Related Party Transactions—Stockholders Agreement” for additional information.
Corporate Information
Certara, Inc. was incorporated in Delaware on June 27, 2017. Our principal executive offices are located at 100 Overlook Center, Suite 101, Princeton, New Jersey 08540. Our telephone number is (609) 716-7900. Our website address is www.certara.com. Information contained in, or that can be accessed through, our website does not constitute part of this prospectus, and inclusion of our website address in this prospectus and the information incorporated by reference is intended to be an inactive textual reference only.
Implications of Being an Emerging Growth Company
We qualify as an “emerging growth company” as defined in the JOBS Act. For so long as we remain an emerging growth company, we are permitted and currently intend to rely on the following provisions of the JOBS Act that contain exceptions from disclosure and other requirements that otherwise are applicable to companies that conduct initial public offerings and file periodic reports with the SEC. These provisions include, but are not limited to:
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being permitted to present only two years of audited financial statements in this prospectus and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our periodic reports and registration statements, including this prospectus;

▪
not being required to comply with the auditor attestation requirements of Section 404 of the SOX;

▪
reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, including in this prospectus; and

▪
exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We will remain an emerging growth company until:
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the first to occur of the last day of the fiscal year (i) that follows the fifth anniversary of the completion of this offering, (ii) in which we have total annual gross revenue of at least $1.07 billion or (iii) in which we are deemed to be a “large accelerated filer,” as defined in the Exchange Act; or

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if it occurs before any of the foregoing dates, the date on which we have issued more than $1 billion in non-convertible debt over a three-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in this prospectus and may elect to take advantage of other reduced reporting requirements in our future filings with the SEC. As a result, the information that we provide to our stockholders may be different than what you might receive from other public reporting companies in which you hold equity interests.

We have elected to avail ourselves of the provision of the JOBS Act that permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards until those standards apply to private companies. As a result, we will not be subject to new or revised accounting standards at the same time as other public companies that are not emerging growth companies. We expect to cease to be an emerging growth company as of December 31, 2021.
For additional information, see the section titled “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.”

THE OFFERING
Common stock offered by the selling stockholders
10,000,000 shares.
Common stock to be outstanding immediately after this offering
157,353,191 shares.
Option to purchase additional shares
The selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 1,500,000 shares of common stock from the selling stockholders at the public offering price, less the underwriting discount.
Use of proceeds
We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.
Risk factors
See “Risk Factors” and the other information included in this prospectus and incorporated by reference for a discussion of the factors you should consider carefully before deciding to invest in our common stock.
Dividend policy
We currently do not intend to declare any dividends on our common stock in the foreseeable future. Our ability to pay dividends on our common stock is limited by the covenants of our Credit Agreement. See “Dividend Policy.”
Nasdaq symbol
“CERT”
Except as otherwise indicated, all information in this prospectus regarding the number of shares of common stock that will be outstanding immediately after this offering is based on 157,353,191 shares of common stock outstanding as of September 30, 2021, and:
▪
excludes 1,044,233 shares of common stock underlying 1,044,233 restricted stock units that were outstanding as of September 30, 2021;

▪
excludes 326,993 shares of common stock underlying 326,993 performance stock units that were outstanding as of September 30, 2021;

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does not reflect 18,602,899 shares of common stock available for future issuance under the Company’s 2020 Incentive Plan;

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does not reflect 1,700,000 shares of common stock available for future issuance under the Company’s 2020 Employee Stock Purchase Plan; and

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does not reflect the issuance of 2,239,717 shares of restricted common stock on October 1, 2021.

SUMMARY CONSOLIDATED FINANCIAL DATA
The following table sets forth the summary consolidated financial data of the Company for the periods presented. The summary consolidated financial data for the fiscal years 2018, 2019 and 2020, all of which contained 52 weeks, and the summary balance sheet data as of December 31, 2020 are derived from the audited consolidated financial statements and the related notes thereto included in our Annual Report, incorporated by reference in this prospectus. The historical results presented below are not necessarily indicative of financial results to be achieved in future periods.
The balance sheet data as of September 30, 2021 and the statements of operations and comprehensive loss and cash flow data for the nine months ended September 30, 2021 and 2020 have been derived from the Company’s unaudited condensed consolidated financial statements incorporated by reference from our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021.
The summary consolidated financial data set forth below should be read in conjunction with, and are qualified by reference to, “Capitalization” in this prospectus, as well as the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our audited consolidated financial statements and the related notes thereto included in our Annual Report and our unaudited interim financial statements and the related notes thereto included in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021. Some of the financial data contained in this prospectus reflects the effects of, and may not total due to, rounding.
	NINE MONTHS ENDED September 30,		YEAR ENDED DECEMBER 31,
	2021	2020	2020	2019	2018
	(in thousands, except share and per share data)
Statement of operations and comprehensive loss data:
Revenues	$210,758	$178,889	$243,530	$208,511	$163,719
Cost of revenues	82,327	65,860	100,765	79,770	71,043
Operating expenses:
Sales and marketing	13,423	8,773	19,202	10,732	9,416
Research and development	13,862	9,139	19,644	11,633	10,478
General and administrative	60,795	36,125	88,482	47,926	43,393
Intangible asset amortization	28,527	28,056	37,414	36,241	31,625
Depreciation and amortization expense	1,687	1,836	2,443	2,596	2,416
Total operating expenses	118,294	83,929	167,185	109,128	97,328
(Loss) income from operations	10,137	29,100	(24,420)	19,613	(4,652)
Other income (expenses):
Interest expense	(13,549)	(19,810)	(25,296)	(28,004)	(27,802)
Miscellaneous, net	194	456	(465)	(760)	(107)
Total other (expenses)	(13,355)	(19,354)	(25,761)	(28,764)	(27,909)
(Loss) income before income taxes	(3,218)	9,746	(50,181)	(9,151)	(32,561)
(Benefit) provision of income taxes	349	4,696	(784)	(225)	697
Net (loss) income	(3,567)	5,050	(49,397)	(8,926)	(33,258)
Other comprehensive (loss) income:
Foreign currency translation adjustment	(4,041)	513	5,045	433	(16,721)
Change in fair value of interest rate swap, net of tax	430	(1,530)	(1,135)	(4,283)	1,079
Reclassification of fair value of interest rate swap, net of tax	2,268	—	—	—	—
Total other comprehensive (loss) income	(1,343)	(1,017)	3,910	(3,850)	(15,642)
Comprehensive (loss) income	$(4,910)	$4,033	$(45,487)	$(12,776)	$(48,900)

	NINE MONTHS ENDED September 30,		YEAR ENDED DECEMBER 31,
	2021	2020	2020	2019	2018
Per share data:
Net (loss) income per share attributable to common stockholders:
Basic	$(0.02)	$0.04	$(0.37)	$(0.07)	$(0.25)
Diluted	$(0.02)	$0.04	$(0.37)	$(0.07)	$(0.25)
Weighted average common shares outstanding:
Basic	147,894,227	132,407,786	133,247,212	132,407,786	132,407,786
Diluted	147,894,227	132,407,786	133,247,212	132,407,786	132,407,786
	NINE MONTHS ENDED September 30,		YEAR ENDED DECEMBER 31,
	2021	2020	2020	2019	2018
	(in thousands)
Cash flow data:
Net cash provided by (used in):
Operating activities	$39,557	$32,129	$44,810	$38,025	$11,592
Investing activities	(20,599)	(7,209)	(8,612)	(9,517)	(73,905)
Financing activities	127,035	(24,103)	208,214	(8,489)	57,296
Cash paid for interest	10,671	21,077	27,607	26,428	25,713
Cash paid for income taxes	6,744	6,675	12,278	4,109	3,165
Non-GAAP Metrics:
Adjusted EBITDA(1)	$75,531	$65,713	$87,877	$68,411	$44,964
Adjusted Net Income (Loss)(1)	$24,383	$9,003	$22,037	$839	$(17,586)
Adjusted Diluted Earnings Per Share(1)	$0.16	$0.06	$0.17	$0.01	$(0.14)
	AS OF September 30, 2021	AS OF DECEMBER 31, 2020
	(in thousands)
Balance sheet data:
Cash and cash equivalents	$416,850	$271,382
Total assets	1,414,789	1,269,400
Total liabilities	443,469	447,268
Total stockholders’ equity	971,320	822,132

(1)
Management uses various financial metrics, including total revenues, income from operations, net income, and certain metrics that are not required by, or presented in accordance with, GAAP, such as Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted Earnings Per Share, to measure and assess the performance of our business, to evaluate the effectiveness of our business strategies, to make budgeting decisions, to make certain compensation decisions, and to compare our performance against that of other peer companies using similar measures. We believe that presentation of the GAAP and the non-GAAP metrics in this filing will aid investors in understanding our business.

Management measures operating performance based on Adjusted EBITDA defined for a particular period as net income (loss) excluding interest expense, provision (benefit) for income taxes, depreciation and amortization expense, intangible asset amortization, equity-based compensation expense, acquisition and integration expense, and other items not indicative of our ongoing operating performance. Management also measures operating performance based on Adjusted Net Income defined for a particular period as net income (loss) excluding, equity-based compensation expense, acquisition and integration expense, and other items not indicative of our ongoing operating performance. Further, management measures operating performance based on Adjusted Diluted Earnings Per Share defined for a particular period as Adjusted Net Income divided by the weighted-average diluted common shares outstanding.

We believe Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted Earnings Per Share are helpful to investors, analysts, and other interested parties because they can assist in providing a more consistent and comparable overview of our operations across our historical periods. In addition, these measures are frequently used by analysts, investors, and other interested parties to evaluate and assess performance.
Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted Earnings Per Share are non-GAAP measures and are presented for supplemental purposes only and should not be considered as an alternative or substitute to financial information presented in accordance with GAAP. Adjusted EBITDA, Adjusted Net Income and Adjusted Diluted Earnings Per Share have certain limitations in that they do not include the impact of certain expenses that are reflected in our consolidated statements of operations that are necessary to run our business. Other companies, including other companies in our industry, may not use these measures and may calculate both differently than as presented, limiting the usefulness as a comparative measure.
The following table reconciles net income (loss) to Adjusted EBITDA.
	NINE MONTHS ENDED September 30,		YEAR ENDED DECEMBER 31,
	2021	2020	2020	2019	2018
	(in thousands)
Adjusted EBITDA:
Net (loss) income(a)	$(3,567)	$5,050	$(49,397)	$(8,926)	$(33,258)
Interest expense(a)	13,549	19,810	25,296	28,004	27,802
Interest income(a)	(255)	(36)	(44)	(9)	(9)
(Benefit) provision for income taxes(a)	349	4,696	(784)	(225)	697
Depreciation and amortization expense(a)	1,687	1,836	2,443	2,596	2,416
Intangible asset amortization(a)	30,436	29,804	40,310	38,964	34,595
Currency gain (loss) (a)	(189)	(190)	715	431	23
Equity-based compensation expense(b)	20,846	2,286	64,507	1,691	1,711
Acquisition-related expenses(c)	9,713	1,165	1,456	2,471	6,718
Integration expense(d)	—	57	78	546	2,822
Transaction related expenses(e)	1,776	487	1,908	—	—
Severance expense(f)	—	361	557	2,057	1,356
Reorganization expense(g)	—	190	525	222	—
First-year Sarbanes-Oxley implementation costs(h)	469	—	—	—	—
Loss on disposal of fixed assets(i)	304	9	19	113	91
Executive recruiting expense(j)	413	188	288	476	—
Adjusted EBITDA	$75,531	$65,713	$87,877	$68,411	$44,964

The following table reconciles net income (loss) to Adjusted Net Income (Loss).
	NINE MONTHS ENDED September 30,		YEAR ENDED DECEMBER 31,
	2021	2020	2020	2019	2018
	(in thousands)
Adjusted Net Income (Loss):
Net (loss) income(a)	$(3,567)	$5,050	$(49,397)	$(8,926)	$(33,258)
Currency gain (loss) (a)	(189)	(190)	715	431	23
Equity-based compensation expense(b)	20,846	2,286	64,507	1,691	1,711
Acquisition-related expense(c)	9,713	1,165	1,456	2,471	6,718
Integration expense(d)	—	57	78	546	2,822
Transaction related expenses(e)	1,776	487	1,908	—	—
Severance expense(f)	—	361	557	2,057	1,356
Reorganization expense(g)	—	190	525	222	—
First-year Sarbanes-Oxley implementation costs(h)	469	—	—	—	—
Loss on disposal of fixed assets(i)	304	9	19	113	91
Executive recruiting expense(j)	413	188	288	476	—
Income tax expense impact of adjustments(k)	(5,382)	(600)	1,381	1,758	2,951
Adjusted Net Income (Loss)	$24,383	$9,003	$22,037	$839	$(17,586)

The following table reconciles diluted earnings per share to Adjusted Diluted Earnings Per Share.
	NINE MONTHS ENDED September 30,		YEAR ENDED DECEMBER 31,
	2021	2020	2020	2019	2018
	(in thousands)
Adjusted Diluted Earnings Per Share:
Diluted earnings per share(a)	$(0.02)	$0.04	$(0.37)	$(0.07)	$(0.25)
Currency gain (loss)(a)	—	—	0.01	—	—
Equity-based compensation expense(b)	0.13	0.02	0.48	0.01	0.01
Acquisition-related expense(c)	0.06	—	0.01	0.02	0.05
Integration expense(d)	—	—	—	0.01	0.02
Transaction related expenses(e)	0.02	—	0.01	—	—
Severance expense(f)	—	—	0.01	0.02	0.01
Reorganization expense(g)	—	—	0.01	—	—
Executive recruiting expense(j)	—	—	—	0.01	—
Income tax expense impact of adjustments(k)	(0.03)	—	0.01	0.01	0.02
Adjusted Diluted Earnings (Loss) Per Share	$0.16	$0.06	$0.17	$0.01	$(0.14)
Diluted weighted average common shares outstanding	147,894,227	132,407,786	133,247,212	132,407,786	132,407,786
Effect of potentially dilutive shares outstanding(l)	4,584,295	—	229,383	—	—
Diluted weighted average common shares outstanding	152,478,522	132,407,786	133,476,595	132,407,786	132,407,786

(a)
Represents amounts as determined under GAAP.

(b)
Represents expense related to equity-based compensation. Equity-based compensation has been, and will continue to be for the foreseeable future, a recurring expense in our business and an important part of our compensation strategy.

(c)
Represents costs associated with mergers and acquisitions and any retention bonuses pursuant to the acquisitions.

(d)
Represents integration costs related to post-acquisition integration activities.

(e)
For the nine months ended September 30, 2021, represents directly expensed costs from stock offerings and debt modification; for the year ended December 31, 2020, represents costs associated with our initial public offering that are not capitalized.

(f)
Represents charges for severance provided to former executives and non-executives.

(g)
Represents expense related to reorganization, including legal entity reorganization.

(h)
Represents the first year Sarbanes-Oxley costs for accounting and consulting fees related to our preparation to comply with Section 404 of the Sarbanes-Oxley Act in 2021.

(i)
Represents the gain/loss related to disposal of fixed assets.

(j)
Represents recruiting expenses related to hiring a CEO and other senior executives.

(k)
Represents the income tax effect of the non-GAAP adjustments calculated using the applicable statutory rate by jurisdiction.

(l)
Represents potentially dilutive shares that were excluded from the Company’s GAAP diluted weighted average common shares outstanding because we had a reported net loss and therefore including these shares would have been anti-dilutive.

RISK FACTORS
Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors together with all of the other information included or incorporated by reference in this prospectus, including the risks described under “Risk Factors” in Part I, Item 1A of our Annual Report, our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2021, June 30, 2021 and September 30, 2021 and our audited consolidated financial statements and related notes and unaudited interim financial statements and related notes incorporated by reference in this prospectus, before deciding whether to invest in shares of our common stock. Additional risks and uncertainties that we are unaware of or that we currently believe are not material may also become important factors that materially and adversely affect our business. The occurrence of any of the events described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the trading price of our common stock may decline and you may lose all or part of your investment.
Risks Related to this Offering and Ownership of Our Common Stock
We are an “emerging growth company” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act and may remain an emerging growth company for up to four more years. For so long as we remain an emerging growth company, we are permitted by SEC rules and currently rely on exemptions from certain disclosure requirements that are applicable to other SEC-registered public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the SOX, not being required to comply with any requirements that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, the information we provide stockholders is different than the information that is available with respect to other public companies. For example, this prospectus does not include or incorporate by reference all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors find our common stock less attractive because we rely on these exemptions.
If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.
In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates. We expect to cease to be an emerging growth company as of December 31, 2021.
The market price of our common stock has been volatile and may continue to fluctuate substantially, which could result in substantial losses for purchasers of our common stock.
The trading price of our common stock has been and is likely to continue to be volatile. The stock market has experienced extreme volatility. This volatility often has been unrelated or disproportionate to the operating performance of particular companies. Since shares of our common stock were sold in our initial public offering in December 2020 at a price of $23.00 per share, our stock price has ranged from $24.90 to $45.48 through November 8, 2021. The market price of our common stock has been highly volatile and may continue to fluctuate substantially due to a number of factors such as those listed in “—Risks Related to Our Business” and the following:
▪
results of operations that vary from the expectations of securities analysts and investors;

▪
results of operations that vary from those of our competitors;

▪
changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

▪
declines in the market prices of stocks generally;

▪
the current and uncertain future impact from the COVID-19 pandemic on our business, growth, reputation, prospects, financial condition, results of operations (including components of our financial results), cash flows and liquidity;

▪
strategic actions by us or our competitors;

▪
announcements by us or our competitors of significant contracts, new products, acquisitions, joint marketing relationships, joint ventures, other strategic relationships or capital commitments;

▪
changes in general economic or market conditions or trends in our industry or markets;

▪
changes in business or regulatory conditions;

▪
additions or departures of key management personnel;

▪
future sales of our common stock or other securities by us or our existing stockholders, or the perception of such future sales;

▪
investor perceptions of the investment opportunity associated with our common stock relative to other investment alternatives;

▪
the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;

▪
announcements relating to litigation;

▪
guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

▪
the development and sustainability of an active trading market for our stock;

▪
changes in accounting principles; and

▪
other events or factors, including those resulting from natural disasters, war, acts of terrorism or responses to these events.

These broad market and industry fluctuations may materially adversely affect the market price of our common stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock are low.
In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.
Our quarterly operating results fluctuate and may fall short of prior periods, our projections or the expectations of securities analysts or investors, which could materially adversely affect our stock price.
Our operating results have fluctuated from quarter to quarter at points in the past, and they may do so in the future. Therefore, results of any one fiscal quarter are not a reliable indication of results to be expected for any other fiscal quarter or for any year. If we fail to increase our results over prior periods, to achieve our projected results or to meet the expectations of securities analysts or investors, our stock price may decline, and the decrease in the stock price may be disproportionate to the shortfall in our financial performance. Results may be affected by various factors, including those described in these risk factors.
We are a holding company with no operations and rely on our operating subsidiaries to provide us with funds necessary to meet our financial obligations.
We are a holding company with no material direct operations. Our principal assets are the shares of common stock of Certara Holdco, Inc. (“Certara Holdco”) that we hold indirectly through our subsidiaries. Certara Holdco, together with its subsidiaries, owns substantially all of our operating assets. As a result, we are dependent on loans, dividends and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations. Our subsidiaries are legally distinct from us and may be prohibited or restricted from paying dividends or otherwise making funds available to us, including restrictions under the covenants of our Credit Agreement. If we are unable to obtain funds from our subsidiaries, we may be unable to meet our financial obligations.
We currently do not intend to declare dividends on our common stock in the foreseeable future and, as a result, your returns on your investment may depend solely on the appreciation of our common stock.
We currently do not expect to declare any dividends on our common stock in the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used to provide working capital, to support our operations and to finance the growth and development of our business. Any determination to declare or pay dividends in the future will be at the discretion of our board of directors, subject to applicable laws and dependent upon a number of factors, including our earnings, capital requirements and overall financial conditions. In addition, our ability to pay dividends on our common stock is currently limited by the covenants of our Credit Agreement and may be further restricted by the terms of any future debt or preferred securities. Accordingly, your only opportunity to achieve a return on your investment in our company may be if the market price of our common stock appreciates and you sell your shares at a profit. The market price for our common stock may never exceed, and may fall below, the price that you pay for such common stock.
If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, our stock price and trading volume could decline.
The trading market for our common stock relies in part on the research and reports that industry or financial analysts publish about us or our business or industry. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us were to downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business or industry, the price of our stock could decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.
Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.
After this offering, the sale of shares of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.
In connection with this offering, we, our directors, certain of our executive officers and the selling stockholders have agreed with the underwriters, subject to certain exceptions as described in “Underwriting,” not to sell, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of common stock during the period ending 30 days after the date of this prospectus (the “restricted period”), except with the prior written consent of the representatives of the underwriters.
After this offering, the holders of an aggregate of 50,604,180 shares of our outstanding common stock immediately following this offering (assuming no exercise of the underwriters’ option to purchase additional shares), will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or our stockholders. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by our affiliates as defined in Rule 144 under the Securities Act. See “Shares Eligible for Future Sale.”
As restrictions on resale end or if these stockholders exercise their registration rights, the market price of our shares of common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.
In addition, the shares of our common stock reserved for future issuance under our 2020 Incentive Plan or our 2020 Employee Stock Purchase Plan will become eligible for sale in the public market once those shares are issued, subject to provisions relating to various vesting agreements, lock-up agreements and Rule 144 under the Securities Act, as applicable. A total of 18,602,899 and 1,700,000 shares of common stock have been reserved for future issuance under our 2020 Incentive Plan and our 2020 Employee Stock Purchase Plan, respectively.

In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.
Provisions in our organizational documents could delay or prevent a change of control.
Certain provisions of our amended and restated certificate of incorporation, amended and restated bylaws and stockholders agreement may have the effect of delaying or preventing a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a stockholder might consider to be in its best interest, including attempts that might result in a premium over the market price of our common stock.
These provisions provide for, among other things:
▪
the division of our board of directors into three classes, as nearly equal in size as possible, with directors in each class serving three-year terms and with terms of the directors of only one class expiring in any given year;

▪
that at any time when EQT and certain of its affiliates beneficially own, in the aggregate, less than 40% in voting power of the stock of our company entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of the holders of at least two-thirds in voting power of all the then-outstanding shares of stock entitled to vote thereon, voting together as a single class;

▪
the ability of our board of directors to issue one or more series of preferred stock with voting or other rights or preferences that could have the effect of impeding the success of an attempt to acquire us or otherwise effect a change of control;

▪
advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at stockholder meetings;

▪
the right of EQT and certain of its affiliates to nominate to our board of directors a number of nominees equal to (i) the total number of directors comprising our board of directors at such time, multiplied by (ii) the percentage of our outstanding common stock held from time to time by EQT and such affiliates and the obligation of certain of our other pre-IPO stockholders to support such nominees;

▪
that special stockholder meetings may be called only by or at the direction of our board of directors or the chairman of our board of directors; provided, however, that at any time when EQT and certain of its affiliates beneficially own, in the aggregate, at least 40% in voting power of our stock entitled to vote generally in the election of directors, EQT may request a special stockholder meeting be held, which provision may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our Company; and

▪
that certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws pertaining to amendments, our board of directors, limitation of director liability, stockholder consents, annual and special stockholder meetings, competition and corporate opportunities and business combinations, may be amended only by the affirmative vote of the holders of at least two-thirds in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class, if EQT and certain of its affiliates beneficially own, in the aggregate, less than 40% in voting power of our stock entitled to vote generally in the election of directors, which limitation may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our Company.

These provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares.
EQT will continue to hold a significant percentage of our outstanding common stock after this offering and their interests may be different than the interests of other holders of our common stock.
Upon the completion of this offering, EQT will own approximately 23.5% of our outstanding common stock, or approximately 22.7% if the underwriters exercise in full their option to purchase additional shares. As a result, EQT will be able to control or influence actions to be taken by us, including future issuances of our common stock or other securities, the payment of dividends, if any, on our common stock, amendments to our organizational documents and the approval of significant corporate transactions, including mergers, sales of substantially all of our assets, distributions of our assets, the incurrence of indebtedness and any incurrence of liens on our assets.
The interests of EQT may be materially different than the interests of our other stakeholders. In addition, EQT may have an interest in pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their investment, even though such transactions might involve risks to you. For example, EQT may cause us to take actions or pursue strategies that could impact our ability to make payments under our Credit Agreement or cause a change of control. In addition, to the extent permitted by our Credit Agreement, EQT may cause us to pay dividends rather than make capital expenditures or repay debt. EQT is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Our amended and restated certificate of incorporation provides that none of EQT, any of their respective affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. EQT also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.
So long as EQT continues to own a significant amount of our outstanding common stock, even if such amount is less than 50%, they will continue to be able to strongly influence or effectively control our decisions and, so long as EQT continues to own shares of our outstanding common stock, EQT will have the ability to nominate individuals to our board of directors pursuant to the stockholders agreement. See “Certain Relationships and Related Party Transactions—Stockholders Agreement” for additional information. In addition, EQT will be able to determine the outcome of all matters requiring stockholder approval and will be able to cause or prevent a change of control of our company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of our company and ultimately might affect the market price of our common stock.
Failure to comply with requirements to design, implement and maintain effective internal controls could have a material adverse effect on our business and stock price.
As a privately-held company, we were not required to evaluate our internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404(a) the SOX (“Section 404”). As a public company, we have significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and harm our results of operations. In addition, we are required, pursuant to Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in our annual report for the year ending December 31, 2021. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business.
In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the SOX for compliance with the requirements of Section 404. In addition, we may encounter problems or delays in completing the remediation of any deficiencies identified by our independent registered public accounting firm in connection with the issuance of their attestation report.
Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. A material weakness in internal controls could result in our failure to detect a material misstatement of our annual or quarterly consolidated financial statements or disclosures. We may not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. If we are unable to conclude that we have effective internal controls over financial reporting, investors could lose confidence in our reported financial information, which could have a material adverse effect on the trading price of our common stock.
Our amended and restated certificate of incorporation provides, subject to limited exceptions, that the Court of Chancery of the State of Delaware and, to the extent enforceable, the federal district courts of the United States will be the sole and exclusive forums for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our current and former directors, officers, employees or stockholders.
Our amended and restated certificate of incorporation provides, subject to limited exceptions, that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our company, (ii) action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or stockholder of our company to the Company or our stockholders, (iii) action asserting a claim against the Company or any current or former director, officer, employee or stockholder of the Company arising pursuant to any provision of the DGCL, or our amended and restated certificate of incorporation or our amended and restated bylaws (as either might be amended from time to time) or (iv) action asserting a claim governed by the internal affairs doctrine of the State of Delaware. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States of America. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. Although our amended and restated certificate of incorporation contains the exclusive forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.
These choice of forum provisions may limit a stockholder’s ability to bring a claim in a different judicial forum, including one that it may find favorable or convenient for disputes with us or any of our directors, officers or other employees which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provisions that are contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.
Our board of directors is authorized to issue and designate shares of our preferred stock in additional series without stockholder approval.
Our amended and restated certificate of incorporation authorizes our board of directors, without the approval of our stockholders, to issue 50,000,000 shares of our preferred stock, subject to limitations prescribed by applicable law, rules and regulations and the provisions of our amended and restated certificate of incorporation, as shares of preferred stock in series, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The powers, preferences and rights of these additional series of preferred stock may be senior to or on parity with our common stock, which may reduce its value.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
Statements made herein or incorporated by reference in this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. Such forward-looking statements reflect, among other things, our current expectations and anticipated results of operations, all of which are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, market trends, or industry results to differ materially from those expressed or implied by such forward-looking statements. Therefore, any statements contained and incorporated by reference herein that are not statements of historical fact may be forward-looking statements, and should be evaluated as such. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “should,” “expect,” “might,” “intend,” “will,” “estimate,” “anticipate,” “plan,” “believe,” “predict,” “potential,” “continue,” “suggest,” “project” or “target” or the negatives of these terms or variations of them or similar terminology. These forward-looking statements are contained or incorporated by reference throughout this prospectus and the information incorporated by reference.
We base these forward-looking statements on our current expectations, plans and assumptions that we have made in light of our experience in the industry, as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances at this time. As you read and consider this prospectus and the information incorporated by reference, you should understand that these statements are not guarantees of performance or results. The forward-looking statements contained and incorporated by reference herein are subject to and involve risks, uncertainties and assumptions and you should not place undue reliance on these forward-looking statements. Although we believe that these forward-looking statements are based on reasonable assumptions at the time they are made, actual results might differ materially from those expressed in the forward-looking statements. Factors that might materially affect such forward-looking statements and projections include:
▪
our ability to compete within our market;

▪
any deceleration in, or resistance to, the acceptance of model-informed biopharmaceutical discovery;

▪
changes or delays in government regulation relating to the biopharmaceutical industry;

▪
increasing competition, regulation and other cost pressures within the pharmaceutical and biotechnology industries;

▪
trends in R&D spending, the use of third parties by biopharmaceutical companies and a shift toward more R&D occurring at smaller biotechnology companies;

▪
consolidation within the biopharmaceutical industry;

▪
reduction in the use of our products by academic institutions;

▪
pricing pressures due to increased customer utilization of our products;

▪
our ability to successfully enter new markets, increase our customer base and expand our relationships with existing customers;

▪
the occurrence of natural disasters and epidemic diseases, such as the COVID-19 pandemic;

▪
any delays or defects in our release of new or enhanced software or other biosimulation tools, or in clinical trials due to the COVID-19 pandemic;

▪
failure of our existing customers to renew their software licenses or any delays or terminations of contracts or reductions in scope of work by our existing customers;

▪
our ability to accurately estimate costs associated with our fixed-fee contracts;

▪
our ability to retain key personnel or recruit additional qualified personnel;

▪
risks related to our contracts with government customers, including the ability of third parties to challenge our receipt of such contracts;

▪
our ability to sustain recent growth rates;

▪
any future acquisitions, including the acquisition of Pinnacle, and our ability to successfully integrate such acquisitions;

▪
the accuracy of our addressable market estimates;

▪
the length and unpredictability of our software and service sales cycles;

▪
our ability to successfully operate a global business;

▪
our ability to comply with applicable anti-corruption, trade compliance and economic sanctions laws and regulations;

▪
risks related to litigation against us;

▪
the adequacy of our insurance coverage and our ability to obtain adequate insurance coverage in the future;

▪
our ability to perform our services in accordance with contractual requirements, regulatory standards and ethical considerations;

▪
the loss of more than one of our major customers;

▪
our future capital needs;

▪
the ability or inability of our bookings to accurately predict our future revenue and our ability to realize the anticipated revenue reflected in our backlog;

▪
any disruption in the operations of the third-party providers who host our software solutions or any limitations on their capacity or interference with our use;

▪
our ability to reliably meet our data storage and management requirements, or the experience of any failures or interruptions in the delivery of our services over the internet;

▪
our ability to comply with the terms of any licenses governing our use of third-party open source software utilized in our software solutions;

▪
any breach of our security measures or unauthorized access to customer data;

▪
our ability to comply with applicable privacy and data security laws;

▪
our ability to adequately enforce or defend our ownership and use of our intellectual property and other proprietary rights;

▪
any allegations that we are infringing, misappropriating or otherwise violating a third party’s intellectual property rights;

▪
our ability to meet the obligations under our current or future indebtedness as they become due and have sufficient capital to operate our business and react to changes in the economy or industry;

▪
any limitations on our ability to pursue our business strategies due to restrictions under our current or future indebtedness or inability to comply with any restrictions under such indebtedness;

▪
any impairment of goodwill or other intangible assets;

▪
our ability to use our NOLs and R&D tax credit carryforwards to offset future taxable income;

▪
the accuracy of our estimates and judgments relating to our critical accounting policies and any changes in financial reporting standards or interpretations;

▪
any inability to design, implement, and maintain effective internal controls when required by law;

▪
the costs and management time associated with operating as a publicly traded company; and

▪
the other factors disclosed or incorporated by reference in this prospectus.

These cautionary statements should not be construed by you to be exhaustive and speak only as of the date the statements are made. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For further discussion of the risks relating to our business, see the section titled “Risk Factors.”

USE OF PROCEEDS
We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. The selling stockholders will bear the underwriting discount attributable to their sale of our common stock, and we will bear the remaining expenses. See “Principal and Selling Stockholders.”
DIVIDEND POLICY
We currently do not expect to declare any dividends on our common stock in the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used to provide working capital, to support our operations, to finance the growth and development of our business and to reduce our long-term debt. Any determination to declare dividends in the future will be at the discretion of our board of directors, subject to applicable laws, and will be dependent on a number of factors, including our earnings, capital requirements and overall financial condition. In addition, because we are a holding company, our ability to pay dividends on our common stock may be limited by restrictions on our ability to obtain sufficient funds through dividends from subsidiaries, including restrictions under the covenants of our Credit Agreement, and may be further restricted by the terms of any future debt or preferred securities. See Part I, Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness” of our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, which is incorporated by reference in this prospectus, for more information about our Credit Agreement.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2021.
You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto, each of which is included in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 that is incorporated by reference herein.
AS OF September 30, 2021
(in thousands)
Cash and cash equivalents	$416,850
Long term debt, including current portion of long-term debt:
Credit Agreements:
Term loans	$301,245
Revolving credit facility	—
Debt issuance costs	(6,042)
Total debt	295,203
Stockholders’ Equity:
Common stock, $0.01 par value, voting common stock; 600,000,000 shares authorized, 157,353,191 shares issued and outstanding	1,574
Additional paid-in capital	1,038,581
Accumulated deficit	(65,905)
Accumulated other comprehensive loss	(2,930)
Total stockholders’ equity	971,320
Total capitalization	$1,266,523

The number of shares of our common stock to be outstanding immediately after this offering is based on 157,353,191 shares outstanding as of September 30, 2021 and does not reflect 1,044,233 shares of common stock underlying 1,044,233 restricted stock units that were outstanding as of September 30, 2021, 326,993 shares of common stock underlying 326,993 performance stock units that were outstanding as of September 30, 2021, 18,602,899 shares of common stock available for future issuance under our 2020 Incentive Plan, 1,700,000 shares of common stock available for future issuance under our 2020 Employee Stock Purchase Plan or 2,239,717 shares of restricted common stock issued on October 1, 2021.

MANAGEMENT
Executive Officers and Board of Directors
The following table sets forth information about our directors and executive officers as of the date of this prospectus:
NAME	AGE	POSITION
William F. Feehery	51	Chief Executive Officer and Director
M. Andrew Schemick	47	Chief Financial Officer
Robert Aspbury	50	President, Simcyp
Justin Edge	53	President, Regulatory and Access
Leif E. Pedersen	57	President, Software
Patrick F. Smith	51	President, Integrated Drug Development
Richard M. Traynor	49	Senior Vice President and General Counsel
Jieun W. Choe	47	Chief Strategy and Marketing Officer
Nicolette D. Sherman	53	Chief Human Resources Officer
Sherilyn S. McCoy	63	Chairman of the Board
James E. Cashman III	68	Director
Eric C. Liu	45	Director
Stephen M. McLean	64	Director
Mason P. Slaine	68	Director
Matthew Walsh	55	Director
Ethan Waxman	33	Director
Carol G. Gallagher	57	Director
Cynthia Collins	63	Director
Nancy Killefer	67	Director
Set forth below is a brief description of the business experience of our directors and executive officers. All of our executive officers serve at the discretion of our board of directors.
William F. Feehery, Ph.D. William F. Feehery, Ph.D., has served as Chief Executive Officer of the Company or Certara Holdco, our operating subsidiary, since June 2019. Prior to joining us, Dr. Feehery served as President of DuPont Industrial Biosciences since 2013. Dr. Feehery currently serves on the board of directors for West Pharmaceutical Services, a manufacturer of packaging components and delivery systems for pharmaceutical, biotech and medical device companies. We believe Dr. Feehery brings to our board of directors extensive knowledge of the pharmaceutical industry, which together with his experience leading the Company as our Chief Executive Officer, makes him well qualified to serve as one of our directors.
M. Andrew Schemick. M. Andrew Schemick has served as Chief Financial Officer of the Company or Certara Holdco, since August 2014. Prior to joining us, Mr. Schemick served as Vice President of Financial Planning and Analysis for Haights Cross Communications, a holding company for education and media investments. Mr. Schemick also held the Chief Financial Officer role for a division of Kaplan Inc., a leading education company.
Robert Aspbury, Ph.D. Robert Aspbury, Ph.D., has served as President of our Simcyp division since January 2020. Prior to this appointment, he served as Simcyp’s Chief Operating Officer from April 2019 to December 2019. Prior to joining the Company, Dr. Aspbury served as Vice President of Strategic Solutions, Biosimilars, for Covance Inc., a contract research organization and drug development services company (a subsidiary of Laboratory Corporation of America) from September 2016 to March 2019, and as Vice President and General Manager, Global Clinical Pharmacology from November 2011 to August 2016.
Justin Edge. Justin Edge has served as President of our regulatory science division since January 2019. Since January 2020, Mr. Edge has also had oversight for Certara’s Evidence and Access unit. Prior to joining the Company, Mr. Edge worked at GfK, a leading global research and analytics firm, from 2012 to January 2019 where he most recently led the company’s healthcare business unit.

Leif E. Pedersen. Leif E. Pedersen has served as President of Software since September 2020. Prior to joining the Company, Mr. Pedersen was a Senior Operating Partner at SymphonyAI, an operating group of artificial intelligence companies, from October 2019 to August 2020, Chief Executive Officer of BIOVA (a division of Dassault Systèmes), a scientific product development software firm, from September 2017 to September 2019, and Executive Vice President at Innovative Interfaces, a library management software company, from December 2015 to August 2017.
Patrick F. Smith, PharmD. Patrick Smith, PharmD, has served as President of our Integrated Drug Development division since November 1, 2021. Prior to that, Dr. Smith served as Senior Vice President, Integrated Drug Development Strategy at Certara from February 2018 to October 2021. Prior to joining us, Dr. Smith was co-founder of d3 Medicine and served as its Chief Scientific Officer from February 2013 to February 2018. Prior to d3 Medicine, Dr. Smith was U.S. Clinical Pharmacology Lead at Roche for more than five years, where he worked in various roles in clinical pharmacology and translational medicine.
Richard M. Traynor. Richard M. Traynor has served as Senior Vice President and General Counsel of the Company or Certara Holdco since March 2018. Prior to joining us, Mr. Traynor was Associate General Counsel for Edge Therapeutics, a clinical stage biotechnology company, from August 2017 to March 2018, and served in various positions at LifeCell Corporation, a medical device product manufacturer, most recently as Chief Legal & Compliance Officer from January 2012 to January 2017.
Jieun W. Choe. Jieun W. Choe has served as an officer since October 2020 and has served as our Chief Strategy & Marketing Officer since January 24, 2020 and was previously our Senior Vice President of Strategic Ventures from April 16, 2018 to January 23, 2020. Prior to joining the Company, Ms. Choe was Chief Marketing Officer at Triumph Learning, an educational content company.
Nicolette D. Sherman. Nicolette D. Sherman has served as our Chief Human Resources Officer since July 2021. Prior to joining us, Ms. Sherman served as the Chief Human Resource Officer at Oyster Point Pharma, a biopharmaceutical company, from April 2020 to July 2021. Prior to Oyster Point Pharma, Ms. Sherman worked at Sanofi S.A., a pharmaceutical company, from 2008 to April 2020, most recently as the Vice President of North America Human Resources Operations.
Sherilyn S. McCoy. Sherilyn S. McCoy has served as our Chairman since February 2018 and as a director since January 2018. Ms. McCoy served as Chief Executive Officer of Avon Products, Inc., a personal care products company, from April 2012 until her retirement in February 2018. Prior to Avon, Ms. McCoy had a 30-year career at Johnson & Johnson, where she led a variety of large medical device, pharmaceutical and consumer businesses and rose to the position of Vice Chair. She currently serves as a director of AstraZeneca plc, a global, science-led biopharmaceutical company; Kimberly-Clark, a multinational manufacturer of personal care products; Stryker Corporation, a medical technologies firm; and Novocure, a novel oncology company. We believe Ms. McCoy contributes to our board of directors her deep global experience, as well as her background in the medical technology industry and extensive experience working with public companies.
James E. Cashman III. James E. Cashman III has served as a director since May 2018. Mr. Cashman served as Chairman of the board of directors of ANSYS Inc., an engineering simulation software company, from January 2017 until his retirement in April 2019. Prior to becoming Chairman of ANSYS, Mr. Cashman was the Chief Executive Officer and a director of ANSYS from February 2000 to December 2016. Mr. Cashman currently serves on the board of directors of National Instruments Corp, a producer of automated test equipment and virtual instrumentation software. We believe Mr. Cashman contributes to our board of directors his expertise in the areas of technical, financial, operations and sales management.
Eric C. Liu. Eric C. Liu has served as a director since 2017. Mr. Liu has served as Partner and Global Co-Head of Healthcare at EQT, an alternative asset management firm, since July 2014. Mr. Liu currently serves on the board of directors of Waystar, Inc., a healthcare revenue cycle management company. We believe Mr. Liu contributes to our board of directors his finance and capital markets experience as well as insight into the healthcare industry, gained from advising and serving as a director of multiple EQT portfolio companies.
Stephen M. McLean. Stephen M. McLean has served as a director of us or our predecessor since 2013. Mr. McLean has served as a Partner at Arsenal Capital, a private equity firm, since 2010. Mr. McLean currently serves on the board of directors of a number of private companies, including WIRB Copernicus Group, Inc., a clinical services organization to the pharmaceutical industry; BioIVT, LLP, a provider of biospecimens for drug discovery; CellCarta (f/k/a Caprion HistoGeneX BioSciences, Inc.), a provider of specialized research services in the development of immunology and oncology focused drugs; Accumen, Inc., a provider of technology-enabled solutions to optimize clinical laboratories and imaging departments; Pharma Value Demonstration, Inc., a provider of services to generate and communicate the value and effectiveness of drugs; and Best Value Healthcare LLC, a patient-centered, physician-led and population health-focused healthcare company. He previously served as director of TractManager Inc., a provider of contract and spend optimization solutions for hospitals and payers. He is also a founder and Chairman of the International Biomedical Research Alliance, a non-profit organization dedicated to training biomedical researchers in collaboration with the National Institutes of Health, Oxford and Cambridge Universities. We believe Mr. McLean contributes to our board of directors his insight into the healthcare industry, gained from founding, investing in, and serving as a director of multiple healthcare companies as well as his knowledge of finance.
Mason P. Slaine. Mason P. Slaine has served as a director since August 2017. Mr. Slaine has led investments through the Slaine Family Office since January 2016. Prior to that, Mr. Slaine was the Executive Chairman of Interactive Data Corporation, the financial markets data and analytics company, from 2010 to December 2015, when it was acquired by The Intercontinental Exchange, the financial and commodity markets company. He currently serves as Chairman of the board of directors of Cast & Crew Entertainment Services, an entertainment payroll provider, and a board member of Reorg Research, Inc., a provider of news, commentary and analysis related to the debt markets. We believe Mr. Slaine contributes to our board of directors his finance and capital markets experience as well as corporate governance based on his experience as a corporate board member.
Matthew Walsh. Matthew Walsh has served as a director since August 2020. Mr. Walsh has served as Executive Vice President and Chief Financial Officer of Organon & Co., a global pharmaceutical business since June 2020. Prior to Organon, he served as Executive Vice President and Chief Financial Officer of Allergan, a publicly traded, global biopharmaceutical company, from 2018 until the sale of the company to Abbvie in 2020. From 2008 to 2018, Mr. Walsh served as Chief Financial Officer of Catalent, a global provider of delivery technologies, development, and manufacturing solutions to the life sciences industry. Before Catalent, from 2006 to 2008, he was President, Chief Financial Officer and Acting Chief Executive Officer at Escala Group, Inc. Mr. Walsh served on the board of directors of Multicolor Corporation from 2015 to 2017. We believe Mr. Walsh contributes deep experience in the pharmaceutical industry to our board of directors.
Ethan Waxman. Ethan Waxman has served as a director since August 2020. Mr. Waxman serves as a Managing Director at EQT, where he has worked since August 2015. Mr. Waxman previously served as a board observer to our board of directors from August 2017 to August 2020. Mr. Waxman served as a non-employee executive officer for the Company and certain of our subsidiaries from June 2017 to October 2020. We believe Mr. Waxman contributes to our board of directors his finance and capital markets experience as well as insight into the healthcare industry, gained from advising multiple EQT portfolio companies.
Carol G. Gallagher, PharmD. Carol G. Gallagher has served as a director since June 2021. Since October 2014, Dr. Gallagher has served as a partner with New Enterprise Associates, a venture capital firm. Prior to joining New Enterprise Associates, Dr. Gallagher served as a venture partner with Frazier Healthcare, a venture capital firm, from October 2013 to September 2014. Dr. Gallagher served as the President and Chief Executive Officer of Calistoga Pharmaceuticals, a biopharmaceutical company, from 2008 to 2011, when the company was acquired by Gilead Sciences. From 2007 to 2008, Dr. Gallagher was the President and Chief Executive Officer of Metastatix, Inc., a biopharmaceutical company. Prior to that time starting in 1989, she served in various roles at pharmaceutical companies Eli Lilly, Amgen, Agouron Pharmaceuticals, Pfizer, Biogen Idec Pharmaceuticals, CancerVax and Anadys Pharmaceuticals. In addition to our board of directors, Dr. Gallagher serves as a director at the following public companies: Turning Point Therapeutics, Inc., a biotechnology company, where she has served since August 2019, Frazier Life Sciences Acquisition Corp, a special purpose acquisition company, since October 2020, and Atara Biotherapeutics, Inc., a biotechnology company, where she has served since 2013. She previously served on the boards of directors of Anaptys Bio Inc. from 2011 until 2018, Metacrine, Inc. from 2018 until April 2021 and Millendo Therapeutics, Inc., from 2012 to 2021. We believe Dr. Gallagher contributes to our board of directors her broad experience as a chief executive officer and director in the biopharmaceutical and biotechnology industry.
Cynthia Collins. Cynthia Collins has served as a director since August 2021. Ms. Collins has served on the board of directors of DermTech, Inc. since August 2019 and Poseida Therapeutics, Inc., clinical-stage biopharmaceutical company, since July 2021. Ms. Collins served as Chief Executive Officer of Editas Medicine, Inc., biotechnology company, from March 2019 to February 2021 and served as a member of the board of directors of Editas Medicine from December 2018 to February 2021. Previously, Ms. Collins served as Chief Executive Officer of Human Longevity Inc., a genomics-based, health intelligence company, from January 2017 through December 2017 and Chief Executive Officer/General Manager of General Electric’s Healthcare Cell Therapy and Lab Businesses and General Electric’s Clarient Diagnostics. Prior to General Electric, Ms. Collins served as chief executive office of GenVec, Inc., a vaccine and gene therapy company, and before that, she served as Group Vice President, Cellular Analysis Business of Beckman Coulter with responsibility for its Hematology, Flow Cytometry, and Hemostasis businesses. We believe Ms. Collins contributes to our board of directors her broad experience serving as the chief executive officer for a variety of companies in the life sciences industry and her experience serving on numerous boards of directors.
Nancy Killefer. Nancy Killefer has served as a director since August 2021. Ms. Killefer served as a Senior Partner at McKinsey & Company, an international management consulting firm, from 1992 until her retirement in August 2013. She joined McKinsey in 1979 and held a number of leadership roles, including serving as a member of the firm’s governing board. Ms. Killefer also served as Assistant Secretary for Management, Chief Financial Officer, and Chief Operating Officer of the U.S. Department of the Treasury from 1997 to 2000 and as a member of the IRS Oversight Board from 2000 to 2005, including as Chair of the IRS Oversight Board from 2002 to 2004. Ms. Killefer has also served on the boards of directors of Facebook, Inc. since March 2020, Cardinal Health, Inc., a healthcare services company, since September 2015 and Natura & Company, a global personal care cosmetics group, since January 2020. We believe Ms. Killefer contributes to our board of directors her extensive leadership and compliance experience in both the public and private sectors, as well as her finance experience and extensive service on other boards of directors.
Board of Directors
Our business and affairs are managed under the direction of our board of directors. Our board of directors consists of eleven directors.
Our amended and restated certificate of incorporation provides that, subject to the right of holders of any series of preferred stock, our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving staggered three-year terms, with only one class of directors being elected at each annual meeting of stockholders. As a result, approximately one-third of our board of directors will be elected each year. Our Class I directors are Messrs. Cashman, Slaine and Waxman (with their terms expiring at the annual meeting of stockholders to be held in 2024), our Class II directors are Mmes. McCoy and Collins and Messrs. Liu and Walsh (with their terms expiring at the annual meeting of stockholders to be held in 2022) and our Class III directors are Mmes. Gallagher and Killefer Messrs. Feehery and McLean (with their terms expiring at the annual meeting of stockholders to be held in 2023).
Our amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors; however, if at any time EQT owns at least 40% in voting power of the stock of our Company entitled to vote generally in the election of directors, the stockholders may also fix the number of directors pursuant to a resolution adopted by the stockholders. Subject to certain exceptions described below with respect to the stockholders agreement we entered into in December 2020, newly created director positions resulting from an increase in size of the board of directors and vacancies may be filled by our board of directors or our stockholders; provided, however, that at any time when EQT beneficially owns less than 40% in voting power of the stock of our company entitled to vote generally in the election of directors, such vacancies shall be filled by our board of directors (and not by the stockholders).
Our stockholders agreement provides that EQT and Arsenal will have the right to nominate the number of directors to our board of directors described below (such persons nominated by EQT, the “EQT nominees” and such person nominated by Arsenal, the “Arsenal nominee”). EQT and certain of its affiliates will have the right to nominate a number of nominees equal to (x) the total number of directors comprising our board of directors at such time, multiplied by (y) the percentage of our outstanding common stock held from time to time by EQT. For purposes of calculating the number of EQT nominees, any fractional amounts are rounded up to the nearest whole number. In addition, Arsenal and certain of its affiliates will have the right to nominate one nominee for so long as Arsenal and such affiliates collectively own at least 5% of our outstanding common stock; provided, that such individual is an investment professional employed by Arsenal or one of its affiliates or another individual with the prior written consent of EQT. For so long as we have a classified board, the EQT nominees will be divided by EQT as evenly as possible among the classes of directors. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”
Pursuant to the stockholders agreement, for so long as EQT or Arsenal has the right to nominate any persons to our board of directors, (i) we must include the EQT nominees and the Arsenal nominees on the slate that is included in our proxy statements relating to the election of directors of the class to which such persons belong and provide the highest level of support for the election of each such persons as we provide to any other individual standing for election as a director, and (ii) we must include on the slate that is included in our proxy statement relating to the election of directors only (x) the EQT nominees, (y) the Arsenal nominees and (z) the other nominees (if any) nominated by the nominating and corporate governance committee of our board of directors, In addition, EQT and certain other stockholders agree with the Company to vote in favor of the Company slate that is included in our proxy.
In the event that an EQT or Arsenal nominee ceases to serve as a director for any reason (other than the failure of our stockholders to elect such individual as a director), the persons entitled to designate such nominee director under the stockholders agreement are entitled to appoint another nominee to fill the resulting vacancy.
Background and Experience of Directors
When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focused primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business. Once appointed, directors serve until their term expires, they resign or they are removed by the stockholders.
Role of Board of Directors in Risk Oversight
The board of directors has extensive involvement in the oversight of risk management related to us and our business and accomplishes this oversight through the regular reporting by the Audit Committee. The purpose of the Audit Committee is to assist the board of directors in fulfilling its fiduciary oversight responsibilities relating to (1) the quality and integrity of our financial statements, including oversight of our accounting and financial reporting processes, internal controls and financial statement audits, (2) our compliance with legal and regulatory requirements, (3) our independent registered public accounting firm’s qualifications, performance and independence, (4) our corporate compliance program, including our code of conduct and anti-corruption compliance policy, and investigating possible violations thereunder, (5) our risk management policies and procedures and (6) the performance of our internal audit function. Through its regular meetings with management, including the finance, legal and internal audit functions, the Audit Committee reviews and discusses all significant areas of our business and summarizes for the board of directors all areas of risk and the appropriate mitigating factors. In addition, our board of directors receives periodic detailed operating performance reviews from management.
Committees of the Board of Directors
The standing committees of our board of directors consist of an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.
Our chief executive officer and other executive officers regularly report to the non-executive directors and the Audit, the Compensation and the Nominating and Corporate Governance Committees to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. The internal audit function reports functionally and administratively to our chief financial officer and directly to the Audit Committee. We believe that the leadership structure of our board of directors provides appropriate risk oversight of our activities given the controlling interests held by EQT.
Audit Committee
The members of our current Audit Committee are Mmes. Collins and Killefer and Messrs. Cashman, McLean, Walsh and Waxman. Mmes. Collins and Killefer and Messrs. Cashman, McLean and Walsh all qualify as independent directors under the Nasdaq corporate governance standards and independence requirements of

Rule 10A-3 of the Exchange Act. Our board of directors has determined that Mr. Walsh qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K.
The purpose of the Audit Committee is to prepare the audit committee report required by the SEC to be included in our proxy statement and to assist our board of directors in overseeing and monitoring (1) the quality and integrity of our financial statements, including oversight of our accounting and financial reporting processes, internal controls and financial statement audits, (2) our compliance with legal and regulatory requirements, (3) our independent registered public accounting firm’s qualifications, performance and independence, (4) our corporate compliance program, including our code of conduct and anti-corruption compliance policy, and investigating possible violations thereunder, (5) our risk management policies and procedures and (6) the performance of our internal audit function.
Our board of directors has adopted a written charter for the Audit Committee, which is available on our website.
Compensation Committee Interlocks and Insider Participation
Compensation decisions are made by our Compensation Committee. None of our current or former executive officers or employees currently serves, or has served during our last completed fiscal year, as a member of our Compensation Committee and, during that period, none of our executive officers served as a member of the compensation committee (or other committee serving an equivalent function) of any other entity whose executive officers served as a member of our board of directors.
We have entered into certain indemnification agreements with our directors and are party to certain transactions with EQT described in “Certain Relationships and Related Party Transactions—Indemnification of Directors and Officers,” “— Registration Rights Agreement” and “— Stockholders Agreement,” respectively.
Compensation Committee
The members of our current Compensation Committee are Mmes. McCoy and Gallagher and Messrs. Liu and Slaine.
The purpose of the Compensation Committee is to assist our board of directors in discharging its responsibilities relating to, among other things, (1) setting our compensation program and compensation of our executive officers and directors, (2) administering our incentive and equity-based compensation plans and (3) preparing the compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC.
Our board of directors has adopted a written charter for the Compensation Committee, which is available on our website.
Nominating and Corporate Governance Committee
The members of our current Nominating and Corporate Governance Committee are Mmes. McCoy and Gallagher and Messrs. Liu and Slaine. The purpose of our Nominating and Corporate Governance Committee is to assist our board of directors in discharging its responsibilities relating to (1) identifying individuals qualified to become new board members, consistent with criteria approved by the board of directors, (2) reviewing the qualifications of incumbent directors to determine whether to recommend them for reelection and selecting, or recommending that the board of directors select, the director nominees for the next annual meeting of stockholders, (3) identifying board members qualified to fill vacancies on any committee of the board of directors and recommending that the board of directors appoint the identified member or members to the applicable committee, (4) reviewing and recommending to the board of directors corporate governance principles applicable to us, (5) overseeing the evaluation of the board of directors and management and (6) handling such other matters that are specifically delegated to the committee by the board of directors from time to time.
Our board of directors has adopted a written charter for the Nominating and Corporate Governance Committee, which is available on our website.
Director Independence
Pursuant to the corporate governance listing standards of the Nasdaq, a director employed by us cannot be deemed to be an “independent director.” Each other director will qualify as “independent” only if our board of directors affirmatively determines that he has no material relationship with us, either directly or as a partner, stockholder or officer of an organization that has a relationship with us. Ownership of a significant amount of our stock, by itself, does not constitute a material relationship.
Our board of directors has affirmatively determined that each of our directors, other than Mr. Feehery, qualifies as “independent” in accordance with the Nasdaq rules. In making its independence determinations, our board of directors considered and reviewed all information known to it (including information identified through directors’ questionnaires).
Code of Conduct
We have adopted a Code of Conduct (the “Code of Conduct”) applicable to all employees, executive officers and directors that addresses legal and ethical issues that may be encountered in carrying out their duties and responsibilities, including the requirement to report any conduct they believe to be a violation of the Code of Conduct. The Code of Conduct is available on our website, www.certara.com. The information available on or through our website is not part of this prospectus. If we ever were to amend or waive any provision of our Code of Conduct that applies to our principal executive officer, principal financial officer, principal accounting officer or any person performing similar functions, we intend to satisfy our disclosure obligations with respect to any such waiver or amendment by posting such information on our internet website set forth above rather than by filing a Form 8-K.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Registration Rights Agreement
We are party to an amended and restated registration rights agreement with EQT, Arsenal, the EQT Investor and certain other stockholders. The amended and restated registration rights agreement contains provisions that entitle EQT, Arsenal, the EQT Investor and the other stockholder parties thereto to certain rights to have their securities registered by us under the Securities Act. EQT is entitled to an unlimited number of “demand” registrations, subject to certain limitations. Every stockholder that holds registration rights is entitled to customary “piggyback” registration rights. In addition, the amended and restated registration rights agreement provides that we will pay certain expenses of the stockholder parties relating to such registrations and indemnify them against certain liabilities which may arise under the Securities Act.
Stockholders Agreement
We are party to a stockholders agreement with EQT, Arsenal and certain other stockholders. The stockholders agreement provides that our board of directors will consist of eight members. The EQT Investor and certain of its affiliates have the right to nominate to our board of directors a number of nominees equal to (x) the total number of directors comprising our board of directors at such time, multiplied by (y) the percentage of our outstanding common stock held from time to time by the EQT Investor and such affiliates. For purposes of calculating the number of directors that the EQT Investor and such affiliates are entitled to nominate, any fractional amounts are rounded up to the nearest whole number. In addition, Arsenal and certain of its affiliates have the right to nominate to our board of directors one nominee for so long as Arsenal and such affiliates collectively own at least 5% of our outstanding common stock; provided, that such individual is an investment professional employed by Arsenal or one of its affiliates or another individual with the prior written consent of EQT. In addition, the board of directors is divided into three classes and directors serve staggered, three year terms. For so long as we have a classified board, the EQT nominated board members will be divided by EQT as evenly as possible among the classes of directors.
Pursuant to the stockholders agreement, we will include the EQT nominees on the slate that is included in our proxy statement relating to the election of directors of the class to which such persons belong and provide the highest level of support for the election of each such person as we provide to any other individual standing for election as a director. In addition, pursuant to the stockholders agreement, EQT agrees with the Company to vote in favor of the Company slate that is included in our proxy statement.
In the event that an EQT or Arsenal nominee ceases to serve as a director for any reason (other than the failure of our stockholders to elect such individual as a director), EQT or Arsenal, as applicable, is entitled to appoint another nominee to fill the resulting vacancy.
Other Transactions
In 2018, we paid Dr. Rayner and an affiliated family trust an aggregate of $468,750 in respect of an earn-out payment due in connection with a business we acquired from Dr. Rayner and certain other parties in 2015. The agreement governing the acquisition and such earn-out payment was entered into prior to the commencement of Dr. Rayner’s employment with us. This payment represented the final amount due to Dr. Rayner under the agreement governing such acquisition.
Indemnification of Directors and Officers
We have entered into an indemnification agreement with each of our directors and executive officers. The indemnification agreements, together with our amended and restated bylaws, provide that we will jointly and severally indemnify each indemnitee to the fullest extent permitted by the DGCL from and against all loss and liability suffered and expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by or on behalf of the indemnitee in connection with any threatened, pending, or completed action, suit or proceeding. Additionally, we agree to advance to the indemnitee all out-of-pocket costs of any type or nature whatsoever incurred in connection therewith.
Related Persons Transaction Policy
We have a written policy on transactions with related persons, which we refer to as our “related person policy.” Our related person policy requires that all “related persons” (as defined in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our general counsel any “related person transaction” (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. Our general counsel will communicate that information to our board of directors or to a duly authorized committee thereof. Our related person policy provides that no related person transaction entered into following the completion of our initial public offering will be executed without the approval or ratification of our board of directors or a duly authorized committee thereof. It is our policy that any directors interested in a related person transaction must recuse themselves from any vote on a related person transaction in which they have an interest.

PRINCIPAL AND SELLING STOCKHOLDERS
The following table and accompanying footnotes set forth information with respect to the beneficial ownership of the common stock of Certara, Inc. as of November 3, 2021 by:
▪
each person known by us to own beneficially 5% or more of our outstanding shares of common stock;

▪
the selling stockholders;

▪
each of our directors;

▪
each of our named executive officers; and

▪
our directors and executive officers as a group.

The number of shares and percentages of beneficial ownership prior to this offering set forth below are based on the number of shares of our common stock to be issued and outstanding immediately prior to the consummation of this offering. The number of shares and percentages of beneficial ownership after this offering set forth below are based on the number of shares of our common stock to be issued and outstanding immediately after the consummation of this offering.
Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days.
Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to their beneficially owned common stock.
Except as otherwise indicated in the footnotes below, the address of each beneficial owner is c/o Certara, Inc., 100 Overlook Center, Suite 101, Princeton, New Jersey 08540.

	SHARES BENEFICIALLY OWNED PRIOR TO THE OFFERING		SHARES BENEFICIALLY OWNED AFTER THE OFFERING
			IF UNDERWRITERS’ OPTION TO PURCHASE ADDITIONAL SHARES IS NOT EXERCISED			IF UNDERWRITERS’ OPTION TO PURCHASE ADDITIONAL SHARES IS EXERCISED IN FULL
NAME OF BENEFICIAL OWNER	SHARES	PERCENTAGE	SHARES OFFERED HEREBY	SHARES	PERCENTAGE	SHARES OFFERED HEREBY	SHARES	PERCENTAGE
5% Stockholders:
EQT Investor(1)	45,576,594	28.5%	8,117,655	37,458,939	23.5%	9,335,303	36,241,291	22.7%
Mubadala Investor(2)	9,615,384	6.0%	—	9,615,384	6.0%	—	9,615,384	6.0%
Directors and Named Executive Officers:
William F. Feehery(3)	2,846,476	1.8%	—	2,846,476	1.8%	—	2,846,476	1.8%
Leif E. Pedersen(4)	204,895	*	—	204,895	*	—	204,895	*
M. Andrew Schemick(5)	528,710	*	—	528,710	*	—	528,710	*
Sherilyn S. McCoy	614,084	*	—	614,084	*	—	614,084	*
James E. Cashman III(6)	476,723	*	—	476,723	*	—	476,723	*
Eric C. Liu(7)	—	—	—	—	—	—	—	—
Stephen M. McLean	22,000	*	—	22,000	*	—	22,000	*
Mason P. Slaine(8)	2,111,887	1.3%	376,149	1,735,738	1.1%	432,571	1,679,316	1.1%
Matthew Walsh(9)	172,901	*	—	172,901	*	—	172,901	*
Ethan Waxman(7)	—	—	—	—	—	—	—	—
Carol G. Gallagher	—	—	—	—	—	—	—	—
Cynthia Collins	—	—	—	—	—	—	—	—
Nancy Killefer	—	—	—	—	—	—	—	—
All directors and executive officers as a group (19 persons)(10)	8,264,239	5.2%	376,149	7,888,090	4.9%	432,571	7,831,668	4.9%
Other Selling Stockholders:
Santo Holding (Deutschland) GmbH(11)	3,195,658	2.0%	569,179	2,626,479	1.6%	654,556	2,541,102	1.6%
Sampension Private Equity K/S(12)	1,629,913	1.0%	290,304	1,339,609	*	333,850	1,296,063	*
Kirkbi Invest A/S(13)	1,629,785	1.0%	290,281	1,339,504	*	333,823	1,295,962	*
Monte Rosa Opportunities, SICAV-SIF(14)	1,096,749	*	195,342	901,407	*	224,643	872,106	*
Howard Hughes Medical Institute(15)	901,885	*	160,635	741,250	*	184,730	717,155	*
Additional selling stockholder (1 person)	2,556	*	455	2,101	*	524	2,032	*
*
Indicates beneficial ownership of less than 1%.

(1)
Consists of shares of common stock held directly by the EQT Investor. EQT Avatar Parent GP LLC (“Avatar Parent GP”) is the general partner of the EQT Investor. Several investment vehicles collectedly make up the fund known as “EQT VII.” EQT VII owns 100% of the membership interests in Avatar Parent GP. EQT Fund Management S.à.r.l. (“EFMS”) has exclusive responsibility for the management and control of the business and affairs of investment vehicles which constitute the majority of the total commitments to EQT VII. As such, EFMS has the power to control Avatar Parent GP’s voting and investment decisions and may be deemed to have beneficial ownership of the securities held by the EQT Investor. EFMS is overseen by a board that acts by majority approval. The individual members of such board are Joshua Stone, Adam Larsson, Nicholas Curwen, Peter Veldman and James Arrol. The registered address of the EQT Investor, Avatar Parent GP, and EFMS is 26A, Boulevard Royal, L-2449 Luxembourg, Grand Duchy of Luxembourg.

(2)
According to a Schedule 13G filed with the SEC on August 2, 2021, on behalf of (i) Mubadala Investment Company PJSC, (ii) Mamoura Diversified Global Holding PJSC and (iii) Fifteenth Investment Company LLC. Consists of 9,615,384 shares of common stock held directly by Fifteenth Investment Company LLC. Mubadala Investment Company PJSC and Mamoura Diversified Global Holding PJSC also beneficially own the shares held by Fifteenth Investment Company LLC.

(3)
Includes 675,264 shares of unvested restricted stock, 36,339 of which shares are expected to vest within 60 days of November 3, 2021.

(4)
Consists of 204,895 shares of unvested restricted stock, 0 of which shares are expected to vest within 60 days of November 3, 2021.

(5)
Includes 250,175 shares of unvested restricted stock, 0 of which shares are expected to vest within 60 days of November 3, 2021.

(6)
Includes 91,853 shares of unvested restricted stock, 0 of which shares are expected to vest within 60 days of November 3, 2021.

(7)
The address of Messrs. Liu and Waxman is c/o EQT Partners, 1114 Avenue of the Americas, 45th Floor, New York, New York 10036.

(8)
Includes 46,915 shares of unvested restricted stock, 0 of which shares are expected to vest within 60 days of November 3, 2021.

(9)
Includes 116,478 shares of unvested restricted stock, 0 of which shares are expected to vest within 60 days of November 3, 2021.

(10)
Includes an aggregate of 2,298,365 shares of unvested restricted stock, 57,893 of which shares are expected to vest within 60 days of November 3, 2021.

(11)
The common shares of Santo Holding (Deutschland) GmbH, Germany are directly held by Santo Holding AG, Switzerland (89.60%) and ATHOS KG, Germany (10.40%). ATHOS KG holds indirectly via ATHOS Beteiligung GmbH, Germany 100% of the common shares of Santo Holding AG. Consequently ATHOS KG has directly/indirectly 100% ownership in Santo Holding (Deutschland) GmbH. Thomas Peter Maier is Managing Director of Santo Holding (Deutschland) GmbH. Thomas Peter Maier is authorized to represent the company alone. Thomas Maier is General Partner of ATHOS KG and authorized to represent ATHOS KG alone. ATHOS KG is owned by ten individual natural persons. The individuals above 10% ownership in ATHOS KG are Dr. Andreas Strüngmann, Dr. Thomas Strüngmann, Nicole Strüngmann and Florian Strüngmann. Shareholder resolutions are generally passed with a simple majority of the votes cast. The mailing address for ATHOS KG and Santo Holding (Deutschland) GmbH is Bergfeldstraße 9, 83607 Holzkirchen — Germany.

(12)
Consists of shares of common stock held directly by Sampension Private Equity K/S (“SPE”). SPE is 100% owned by Sampension Livsforsikring A/S—a Danish Life Insurance Company with no beneficial owners. As a result of this the management in Sampension Livsforsikring A/S is recognized and registered in the Danish Company Register as the beneficial owners of the life insurance company. As such the management of Sampension Livsforsikring A/S takes the investment decisions and may be deemed to have beneficial ownership of the securities held by SPE. The mailing address for the entity referenced above is Tuborg Havnevej 14, DK-2900 Hellerup.

(13)
KIRKBI Invest A/S is the investment vehicle of KIRKBI A/S. Mr. Kjeld Kirk Kristiansen has the majority of the voting rights in KIRKBI A/S and as such Mr. Kjeld Kirk Kristiansen has the power to appoint all board members and thereby indirectly control the voting and investment decisions of KIRKBI Invest A/S and he may be deemed to have beneficial ownership of the securities held by KIRKBI Invest A/S. The mailing address for the entity referenced above is Koldingvej 2, DK-7190 Billund, Denmark.

(14)
Includes 1,096,749 shares of our common stock held of record by Monte Rosa Opportunities, SICAV-SIF and governed by Pictet Alternative Advisors (Europe) S.A. Pictet Alternative Advisors (Europe) S.A. has the power to control Monte Rosa Opportunities, SICAV-SIF’s voting and investment decisions and may be deemed to have beneficial ownership of the 1,096,749 shares of our common stock held of record by Monte Rosa Opportunities, SICAV-SIF. Pictet Alternative Advisors (Europe) S.A. is exercising the voting rights and taking the investment decisions on behalf of Monte Rosa Opportunities, through its conducting officers: Mr. Michaël Durand; Mr. Sorin Sandulescu; and Mr. Christophe Fasbender. The address for each of Pictet Alternative Advisors (Europe) S.A. and Monte Rosa Opportunities SICAV-SIF is 15 Avenue J.F. Kennedy, L-1855 Luxembourg.

(15)
Howard Hughes Medical Institute (“HHMI”) is a nonprofit Delaware corporation qualified under 501(c)(3) of the Code and has no stockholders or beneficial owners. Voting and dispositive power with respect to the shares held by HHMI is exercised by Donald Koch, as Chief Investment Officer. The principal business address of HHMI is 4000 Jones Bridge Road, Chevy Chase, Maryland 20815.

DESCRIPTION OF CAPITAL STOCK
General
The following description summarizes the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws. For a complete description of our capital stock, you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and the applicable provisions of Delaware laws.
Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL. Our authorized capital stock consists of 600,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. No shares of preferred stock will be issued or outstanding immediately after the offering contemplated by this prospectus. Unless our board of directors determines otherwise, we will issue all shares of our common stock in uncertificated form.
Common Stock
Holders of our common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our common stock do not have cumulative voting rights in the election of directors.
Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and subject to the rights of the holders of one or more outstanding series of preferred stock having liquidation preferences, if any, or the right to participate with the common stock, the holders of our common stock are entitled to receive pro rata our remaining assets available for distribution. Holders of our common stock do not have preemptive, subscription, redemption sinking fund or conversion rights. The common stock is not subject to further calls or assessment by us. All shares of our common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable. The rights, powers, preferences and privileges of holders of our common stock are subject to those of the holders of any shares of our preferred stock or any series or class of stock we may authorize and issue in the future.
Preferred Stock
Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by the Nasdaq rules, the authorized shares of preferred stock are available for issuance without further action by you, and holders of our common stock are not entitled to vote on any amendment to our amended and restated certificate of incorporation that relates solely to the terms of any outstanding shares of preferred stock, if the holders of such shares of preferred stock are entitled to vote thereon. Our board of directors is authorized to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional and other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:
▪
the designation of the series;

▪
the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class of stock) or decrease (but not below the number of shares then outstanding);

▪
whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

▪
the dates at which dividends, if any, will be payable;

▪
redemption rights and price or prices, if any, for shares of the series;

▪
the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

▪
the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

▪
whether the shares of the series will be convertible into shares of any other class or series of the stock of our company, or any other security of our company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

▪
restrictions on the issuance of shares of the same series or of any other class or series of our capital stock; and

▪
the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium for their common stock over the market price of the common stock. Additionally, the issuance of preferred stock may adversely affect the holders of our common stock, including, without limitation, by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.
Dividends
Holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to the rights of the holders or one or more outstanding series of our preferred stock.
The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.
Declaration and payment of any dividend is subject to the discretion of our board of directors. The time and amount of such dividends, if any, will be dependent upon our financial condition, operations, compliance with applicable law, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in our debt instruments, contractual restrictions, business prospects, industry trends, the provisions of Delaware law affecting the payment of distributions to stockholders and any other factors our board of directors may consider relevant.
We do not expect to declare or pay any dividends on our common stock in the foreseeable future. In addition, our ability to pay dividends on our common stock is limited by the covenants of our Credit Agreement and may be further restricted by the terms of any future debt or preferred securities. See “Dividend Policy” and Part II, Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities” of our Annual Report.
Annual Stockholder Meetings
Our amended and restated certificate of incorporation and our amended and restated bylaws provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors or a duly authorized committee thereof. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.
Effects of Our Certificate of Incorporation and Bylaws
and Certain Provisions of Delaware Law
Our amended and restated certificate of incorporation, our amended and restated bylaws and the DGCL contain provisions (which are summarized in the following paragraphs) that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have the effect of delaying, deterring or preventing a merger or acquisition of our company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.
Authorized but Unissued Capital Stock
Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the Nasdaq, which apply so long as our common stock remains listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. Additional shares that may be used in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.
Our board of directors may generally issue one or more series of preferred shares on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock are available for future issuances in one or more series without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.
One of the effects of the existence of authorized and unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.
Classified Board of Directors
Our amended and restated certificate of incorporation provides that, subject to the right of holders of any series of preferred stock, our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving staggered three-year terms, with only one class of directors being elected at each annual meeting of stockholders. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board of directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors; however, if at any time EQT owns at least 40% in voting power of the then-outstanding shares of stock of our Company entitled to vote generally in the election of directors, the stockholders may also fix the number of directors.
Business Combinations
We have opted out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:
▪
prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

▪
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares;

▪
at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interested stockholder; or

▪
the stockholder became an interested stockholder inadvertently and (i) as soon as practicable divested itself of sufficient ownership to cease to be an interested stockholder and (ii) had not been an interested stockholder but for the inadvertent acquisition of ownership within three years of the business combination.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.
Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with our company for a three-year period. This provision may encourage companies interested in acquiring our Company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Our amended and restated certificate of incorporation provides that EQT, and any of its direct or indirect transferees and any group as to which such persons or entities are a party, do not constitute “interested stockholders” for purposes of this provision.
Removal of Directors; Vacancies
Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation provides that, other than directors elected by holders of our preferred stock, if any, directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, however, at any time when EQT beneficially owns less than 40% in voting power of the then-outstanding shares of stock of our company entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of our company entitled to vote thereon, voting together as a single class. In addition, our amended and restated certificate of incorporation provides that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted pursuant to the stockholders agreement, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, or by a sole remaining director or by the stockholders; provided, however, at any time when EQT beneficially owns less than 40% in voting power of the then-outstanding shares of stock of our company entitled to vote generally in the election of directors, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring in the board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders). Our amended and restated certificate of incorporation provides that the board of directors may increase the number of directors by the affirmative vote of a majority of the directors or, at any time when EQT beneficially owns at least 40% of the voting power of the then-outstanding shares of stock of our Company entitled to vote generally in the election of directors, of the stockholders.
No Cumulative Voting
Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the then-outstanding shares of our stock entitled to vote generally in the election of directors are able to elect all of our directors.
Special Stockholder Meetings
Our amended and restated certificate of incorporation provides that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors or the chairman of the board of directors; provided, however, at any time when EQT beneficially owns, in the aggregate, at least 40% in voting power of the then-outstanding shares of stock of our company entitled to vote generally in the election of directors, special meetings of our stockholders shall also be called by the board of directors or the chairman of the board of directors at the request of EQT. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our Company.
Requirements for Advance Notification of Director Nominations and Stockholder Proposals
Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be properly brought before a meeting of our stockholders, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. Our amended and restated bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings, which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also deter, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of our company.
Stockholder Action by Written Consent
Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation precludes stockholder action by written consent at any time when EQT beneficially owns less than 40% in voting power of the then-outstanding shares of stock of our Company entitled to vote generally in the election of directors, other than certain rights that holders of our preferred stock may have to act by consent.
Supermajority Provisions
Our amended and restated certificate of incorporation and our amended and restated bylaws provide that the board of directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our amended and restated bylaws without a stockholder vote in any matter not inconsistent with Delaware law or our amended and restated certificate of incorporation. In addition, for as long as EQT beneficially owns at least 40% in voting power of the then-outstanding shares of stock of our company entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our amended and restated bylaws by our stockholders requires the affirmative vote of a majority in voting power of the outstanding shares of our stock present in person or represented by proxy at the meeting of stockholders and entitled to vote on such amendment, alteration, change, addition, rescission, change, addition or repeal. At any time when EQT beneficially owns less than 40% in voting power of the then-outstanding shares of the stock of our company entitled to vote generally in the election of directors, any amendment, alteration, rescission, change, addition or repeal of our amended and restated bylaws by our stockholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of our Company entitled to vote thereon, voting together as a single class.
The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.
Our amended and restated certificate of incorporation provides that at any time when EQT beneficially owns less than 40% in voting power of the then-outstanding shares of stock of our Company entitled to vote generally in the election of directors, the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of our Company entitled to vote thereon, voting together as a single class:
▪
the provision requiring a 66 2/3% supermajority vote for stockholders to amend our bylaws;

▪
the provisions providing for a classified board of directors (the election and term of our directors);

▪
the provisions regarding resignation and removal of directors;

▪
the provisions regarding competition and corporate opportunities;

▪
the provisions regarding Section 203 of the DGCL and entering into business combinations with interested stockholders;

▪
the provisions regarding stockholder action by written consent;

▪
the provisions regarding calling annual or special meetings of stockholders;

▪
the provisions regarding filling vacancies on our board of directors and newly created directorships;

▪
the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

▪
the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

The combination of the classification of our board of directors, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.
These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management or our company, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of our company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. These provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management of our company.
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation with our Company. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions
Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the incident to which the action relates or such stockholder’s stock thereafter devolved by operation of law.
Exclusive Forum
Our amended and restated certificate of incorporation provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our company, (ii) action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or stockholder of our company to our company or our company’s stockholders, (iii) action asserting a claim against our company or any current or former director, officer, employee or stockholder of our company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws (as either may be amended from time to time) or (iv) action asserting a claim governed by the internal affairs doctrine of the State of Delaware. Unless the Company consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States of America. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of our company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. Although our amended and restated certificate of incorporation contains the exclusive forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.
Conflicts of Interest
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, any business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, none of EQT or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar business activities or lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that EQT or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, himself or herself, or its, his or her, affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation does not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of our company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.
Limitations on Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions.

Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of certain fiduciary duties as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated a law during the performance of his or her duties, fiduciary or otherwise, owed to us, authorized illegal dividends, repurchases or redemptions or derived an improper benefit from his or her actions as a director.
Our amended and restated bylaws provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.
The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, any investment in our common stock may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
We have entered into an indemnification agreement with each of our directors and officers. These agreements require us to indemnify these individuals to the fullest extent permitted under the DGCL against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.
There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Broadridge Corporate Issuer Solutions, Inc.
Listing
Our common stock is listed on Nasdaq under the symbol “CERT.”

SHARES ELIGIBLE FOR FUTURE SALE
General
We cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our common stock to decline.”
As of November 3, 2021, we had a total of 159,659,498 shares of common stock outstanding. All shares sold in this offering will be freely tradable without registration under the Securities Act and without restriction, except for shares held by our “affiliates” (as defined under Rule 144). The shares of common stock held by EQT and certain of our directors, officers and employees after this offering will be “restricted” securities under the meaning of Rule 144 and may not be sold in the absence of registration under the Securities Act, unless an exemption from registration is available, including the exemptions pursuant to Rule 144 under the Securities Act.
Pursuant to Rule 144, the restricted shares held by our affiliates will be available for sale in the public market at various times after the date of this prospectus following the expiration of the applicable lock-up period.
In addition, a total of 18,602,899 shares of our common stock has been reserved for issuance under the 2020 Incentive Plan and a total of 1,700,000 shares of our common stock has been reserved for issuance under our 2020 Employee Stock Purchase Plan (each subject to adjustments for stock splits, stock dividends and similar events), which equals approximately 12.7% of the shares of our common stock outstanding immediately following this offering. We filed a registration statement on Form S-8 under the Securities Act to register common stock issued or reserved for issuance under the 2020 Incentive Plan and our 2020 Employee Stock Purchase Plan, which automatically became effective upon filing. Accordingly, shares registered under such registration statement are available for sale in the open market, unless such shares are subject to vesting restrictions or the lock-up restrictions described below.
Rule 144
In general, under Rule 144 of the Securities Act, as currently in effect, a person (or persons whose shares are deemed aggregated) who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without registration, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.
Under Rule 144, our affiliates or persons selling shares on behalf of our affiliates, who have met the six-month holding period for beneficial ownership of “restricted shares” of our common stock, are entitled to sell within any three-month period, a number of shares that does not exceed the greater of:
▪
1% of the number of shares of our common stock then outstanding, which equals approximately 1,596,800 shares immediately after this offering; or

▪
the average reported weekly trading volume of our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after this offering because an increased supply of shares would be, or would be perceived to be, available for sale in the public market.
Rule 701
In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who received shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction in reliance on Rule 701 that was completed before the effective date of the registration statement on Form S-1 for our initial public offering are now eligible to resell such shares in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144. Such sales may, however, remain subject to the restrictions related to the lock-up agreements discussed below.
Registration Rights
EQT, Arsenal and certain other stockholders will have certain registration rights with respect to our common stock pursuant to the amended and restated registration rights agreement. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement” for additional information.
Lock-Up Agreements
In connection with this offering, we, our directors, certain of our executive officers and the selling stockholders have agreed with the underwriters, subject to certain exceptions as described in “Underwriting,” not to sell, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of common stock during the period ending 30 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters.

CERTAIN UNITED STATES FEDERAL INCOME
AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS
The following is a summary of certain United States federal income and estate tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder (as defined below).
A “non-U.S. holder” means a beneficial owner of our common stock (other than an entity or arrangement treated as a partnership for United States federal income tax purposes) that is not, for United States federal income tax purposes, any of the following:
▪
an individual citizen or resident of the United States;

▪
a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

▪
an estate the income of which is subject to United States federal income taxation regardless of its source; or

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a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Code, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, foreign pension fund, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.
If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.
If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.
Dividends
In the event that we make a distribution of cash or other property (other than certain pro rata distributions of our stock) in respect of our common stock, the distribution generally will be treated as a dividend for United States federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a non-U.S. holder’s common stock, and to the extent the amount of the distribution exceeds a non-U.S. holder’s adjusted tax basis in our common stock, the excess will be treated as gain from the disposition of our common stock (the tax treatment of which is discussed below under “—Gain on Disposition of Common Stock”).
Dividends paid to a non-U.S. holder generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the

United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to provide the applicable withholding agent with a properly executed Internal Revenue Service (“IRS”) Form W-BEN or Form W-8BEN-E (or other applicable form) certifying under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.
A non-U.S. holder eligible for a reduced rate of United States federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.
Gain on Disposition of Common Stock
Subject to the discussion of backup withholding and FATCA below, any gain realized by a non-U.S. holder on the sale or other disposition of our common stock generally will not be subject to United States federal income or withholding tax unless:
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the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

▪
the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

▪
we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, the non-U.S. holder is not eligible for a treaty exemption, and either (i) our common stock is not regularly traded on an established securities market during the calendar year in which the sale or disposition occurs or (ii) the non-U.S. holder owned or is deemed to have owned at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, more than 5 percent of our common stock.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition in the same manner as if the non-U.S. holder were a United States person as defined under the Code. In addition, if any non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by United States source capital losses even though the individual is not considered a resident of the United States.
Generally, a corporation is a “United States real property holding corporation” if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for United States federal income tax purposes). We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.
Federal Estate Tax
Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding
Distributions paid to a non-U.S. holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.
A non-U.S. holder will not be subject to backup withholding on dividends received if such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.
Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our common stock made within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.
Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.
Additional Withholding Requirements
Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% United States federal withholding tax may apply to any dividends paid on our common stock to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. FATCA withholding may also apply to payments of gross proceeds of dispositions of our common stock, although under proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply on payments of gross proceeds. You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of our common stock.

UNDERWRITING
Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Jefferies LLC and Morgan Stanley & Co. LLC are acting as representatives, have severally agreed to purchase, and the selling stockholders have agreed to sell to them, severally and not jointly, the number of shares indicated below:
NAME	NUMBER OF SHARES
Jefferies LLC	2,809,871
Morgan Stanley & Co. LLC	2,809,868
BofA Securities, Inc.	2,809,868
Barclays Capital Inc.	571,052
William Blair & Company, L.L.C.	571,052
Robert W. Baird & Co. Incorporated	285,526
Capital One Securities, Inc.	142,763
Total:	10,000,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from the selling stockholders and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions, including receipt by the underwriters of officers’ certificates and legal opinions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.
The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares of common stock to the public at the public offering price listed on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $0.65100 per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.
The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,500,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less the underwriting discount. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.
The following table shows the per share and total public offering price, underwriting discount and proceeds before expenses to the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,500,000 shares of common stock.

	PER SHARE	TOTAL
		NO EXERCISE	FULL EXERCISE
Public offering price	$31.000	$310,000,000	$356,500,000
Underwriting discount to be paid by the selling stockholders	$1.259	$12,590,000	$14,478,500
Proceeds, before expenses, to selling stockholders	$29.741	$297,410,000	$342,021,500
The estimated offering expenses payable by us are approximately $610,000. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority, Inc. up to $50,000. The underwriters have agreed to reimburse us for certain expenses incurred in connection with this offering.
The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.
Our common stock is listed on Nasdaq under the trading symbol “CERT.”
We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that may be required to be made in respect of those liabilities.
No Sales of Similar Securities
In connection with this offering, we, our directors, our chief executive officer, our chief financial officer and the selling stockholders agreed that, without the prior written consent of Jefferies LLC, Morgan Stanley & Co. LLC and BofA Securities, Inc. on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the restricted period:
▪
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

▪
file publicly (which for the avoidance of doubt shall not include confidential submissions with the SEC) any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

▪
enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

in each case, whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person has agreed that, without the prior written consent of Jefferies LLC, Morgan Stanley & Co. LLC and BofA Securities, Inc. on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock (other than any demand or exercise that does not result in the public filing of a registration statement by us).
The lock-up restrictions described in the immediately preceding paragraph are subject to specified exceptions, including the following:
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the sale of shares to the underwriters;

▪
the sale of shares pursuant to Rule 10b5-1 trading plans established prior to the date of this prospectus;

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the issuance by the Company of shares of common stock upon the exercise of any equity award granted under an equity plan that is disclosed in this prospectus and the filing of a registration statement on Form S-8 related thereto;

▪
the issuance by the Company of shares upon the exercise, conversion or exchange of the Company’s securities disclosed in this prospectus;

▪
the issuance by the Company of up to 5.0% of the shares of common stock outstanding immediately following this offering in connection with mergers, acquisitions or commercial or strategic transactions; provided that the recipients sign a lock-up agreement with the underwriters for the remainder of the restricted period;

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transactions by any person other than us relating to shares of common stock or other securities acquired in this offering or in open-market transactions after the date set forth on the cover of this prospectus; provided that no filing under Section 16(a) of the Exchange Act is required or voluntarily made in connection with subsequent sales of the common stock or other securities acquired in such transactions;

▪
certain other transfers by any person other than us, including as bona fide gifts, by will or intestacy, to a trust for the benefit of such person or their immediate family, to immediate family members, to permitted custodians, by operation of law, to the Company upon termination of employment or for the purposes of exercising options on a “net exercise” or “cashless” basis, to such person’s affiliates or as a distribution such person’s equity holders, in connection with a bona fide third-party tender offer, in connection with a reclassification of the Company’s capital stock or to such person’s officers, partners or members in connection with such officers’, partners’ or members’ donation to certain charities; provided that, in certain cases, the transferee executes and delivers a lock-up agreement, no filing under Section 16(a) of the Exchange Act is required or voluntarily made in connection therewith and/or the such transfer or distribution does not constitute a disposition for value; or

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the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) no public announcement or filing under the Exchange Act is required or voluntarily made regarding the establishment of such plan.

Jefferies LLC, Morgan Stanley & Co. LLC and BofA Securities, Inc., in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. Except with respect to the waiver described above, there are no existing agreements between the underwriters and any of the holders of our common stock who are party to such lock-up agreements providing consent to the sale of shares prior to the expiration of the lock-up period described above.
In addition, certain non-employee holders of common stock or securities convertible into or exchangeable for shares of common stock that were outstanding immediately prior to the consummation of our initial public offering and who did not sign a lock-up agreement with the underwriters in our initial public offering are subject to a market standoff agreement with us that restricts certain transfers of such securities during the restricted period. We have agreed with the underwriters not to amend or waive such market standoff provisions during the restricted period without the consent of the representatives of the underwriters, except to the extent that such amendment or waiver would permit a transfer by such person that would be permitted under the terms of the lock-up agreement with the underwriters.
Stabilization
In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open-market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

Electronic Distribution
In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.
Other Activities and Relationships
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. Certain of the underwriters or their respective affiliates acted as underwriters in our initial public offering and prior public secondary offerings, and are lenders under our Credit Agreement.
In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. If the underwriters or their respective affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.
Selling Restrictions
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the shares of common stock offered by this prospectus in any jurisdiction where action for that purpose is required. The shares of common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of stock offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Canada
The shares of our common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of our common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Purchasers are advised to seek legal advice prior to any resale of the securities.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation; provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 or 3A.4, as applicable, of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.
Canadian purchasers of our common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.
European Economic Area
In relation to each Member State of the European Economic Area (each, an “EEA State”), no shares of common stock have been offered or will be offered pursuant to the offering to the public in that EEA State prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the competent authority in that EEA State or, where appropriate, approved in another EEA State and notified to the competent authority in that EEA State, all in accordance with the EU Prospectus Regulation, except that offers of shares of common stock may be made to the public in that EEA State at any time under the following exemptions under the EU Prospectus Regulation:
(a)
to any legal entity which is a qualified investor as defined under the EU Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under the EU Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

(c)
in any other circumstances falling within Article 1(4) of the EU Prospectus Regulation;

provided that no such offer of shares of common stock shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the EU Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the EU Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any EEA State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase any shares of common stock; and the expression “EU Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).
United Kingdom
In relation to the United Kingdom, no shares have been offered or will be offered pursuant to an offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the Shares which has been approved by the Financial Conduct Authority in accordance with the UK Prospectus Regulation, except that it may make an offer to the public in the United Kingdom of any Shares at any time under the following exemptions under the UK Prospectus Regulation:
(a)
to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representative for any such offer; or

(c)
in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (the “FSMA”);

provided that no such offer of the Shares shall require the Issuer or any Manager to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.
In the United Kingdom, the offering to the public is only addressed to, and is directed only at, “qualified investors” within the meaning of Article 2(e) of the UK Prospectus Regulation, who are also (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the FSMA (Financial Promotion) Order 2005 (the “Order”); (ii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Order; or (iii) persons to whom it may otherwise lawfully be communicated (all such persons being referred to as “relevant persons”). This document must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.
For the purposes of this provision, the expression an “offer to the public” in relation to the Shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offering to the public and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares, and the expression “UK Prospectus Regulation” means the UK version of Regulation (EU) No 2017/1129 as amended by The Prospectus (Amendment etc.) (EU Exit) Regulations 2019, which is part of UK law by virtue of the European Union (Withdrawal) Act 2018.
Switzerland
This prospectus is not intended to constitute an offer or solicitation to purchase or invest in our shares of common stock. The shares of common stock may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the shares of common stock to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares of common stock constitutes a prospectus pursuant to the FinSA, and neither this prospectus nor any other offering or marketing material relating to the shares of common stock may be publicly distributed or otherwise made publicly available in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Swiss Exchange Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland.
Neither this prospectus nor any other offering or marketing material relating to the offering, the Company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.
Dubai International Financial Centre
This prospectus relates to an “Exempt Offer” in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The common stock to which this prospectus relates may be illiquid or subject to restrictions on its resale. Prospective purchasers of the common stock offered should conduct their own due diligence on the common stock. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.
Hong Kong
Shares of our common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation, or document relating to shares of our common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of our common stock that are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder. This prospectus has not been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus may not be issued, circulated or distributed in Hong Kong, and the securities may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the securities described in this prospectus and the relevant offering documents and that he is not acquiring, and has not been offered, any securities in circumstances that contravene any such restrictions.
Singapore
This prospectus has not been and will not be lodged or registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of our common stock may not be circulated or distributed, nor may the shares of our common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares of our common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)
a trust (where the trustee is not an accredited investor) the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an accredited investor;

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of our common stock pursuant to an offer made under Section 275 of the SFA except:
(1)
to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2)
where no consideration is or will be given for the transfer;

(3)
where the transfer is by operation of law;

(4)
as specified in Section 276(7) of the SFA; or

(5)
as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares of our common stock, we have determined, and hereby notify, all relevant persons (as defined in Section 309A(1) of the SFA), that shares of our common stock are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Japan
No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.
Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.
For Qualified Institutional Investors (“QII”)
Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.
For Non-QII Investors
Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.
Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act and has not been lodged with the Australian Securities and Investments Commission.
Any offer in Australia of the shares of common stock may only be made to persons (“Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares of common stock without disclosure to investors under Chapter 6D of the Corporations Act.
The shares of common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document that complies with Chapter 6D of the Corporations Act. Any person acquiring shares of common stock must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take into account the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate for their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

LEGAL MATTERS
The validity of the shares of common stock offered by this prospectus will be passed upon for us by Simpson Thacher & Bartlett LLP, Palo Alto, California. Certain legal matters relating to this offering will be passed upon for the underwriters by Latham & Watkins LLP, Washington, District of Columbia.
EXPERTS
The consolidated financial statements incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 have been audited by CohnReznick LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

10,000,000 Shares
COMMON STOCK

P R O S P E C T U S

Jefferies
Morgan Stanley
BofA Securities
Barclays
William Blair
Baird
Capital One Securities
November 17, 2021